UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 05 November 2026

Commission File Number: 001-14958
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NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)
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1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 05 November 2026 — National Grid plc Half-Year Results 2026/27

Exhibit 99.1

London | 5 November 2026: National Grid plc today announces its Half Year results for the period ended 30 September 2026.

We bring energy to power possibilities

Zoë Yujnovich, Chief Executive said: “Our results for the first half show that capital investment is accelerating – increasing by one-third, our major projects are progressing, and the changes we are making within National Grid are sharpening performance in service of better outcomes for customers and stakeholders.

We’re working to get more from our existing networks, including through scaled use of technology and innovation, while investing to build capacity for the future – committing £70 billion over the next five years to modernise and expand energy networks in the UK and US Northeast. Our capital delivery will underpin economic growth, electrification, and energy security, supporting long term affordability and reliability. In the UK, our planned £40 billion capital investment will help reduce system constraint costs for the benefit of consumers, and support more than 60,000 jobs.

This first half progress further strengthens our confidence in delivering the five-year framework we set out in March.”

Financial summary
Six months ended 30 September (unaudited)	Statutory results			Underlying1			Underlying at constant currency1,2
	2026	2025	% change	2026	2025	% change	2025	% change
Operating profit (£m)	2,359	1,526	55%	2,591	2,292	13%	2,299	13%
Profit before tax (£m)	1,730	826	109%	1,958	1,653	18%	1,657	18%
Earnings per share (EPS) (p)	26.9	12.6	113%	36.5	29.8	22%	29.9	22%
Dividend per share (p)	16.97	16.35	4%

	Statutory results						Capital investment at constant currency2
Capital investment (£m)	6,707	5,052	33%				5,076	32%

1. ‘Underlying’ is a non-GAAP alternative performance measure (APM) used by management to monitor performance across the Group. This measure along with other APMs used in this report are explained in more detail on pages 49 to 53. These measures are not substitutes for IFRS measures, however management believes such additional information is useful in assessing the performance of the business on a comparable basis.
2. Constant currency calculated using current year average exchange rate of $1.342 (2025: actual average exchange rate was $1.353).

Highlights

Financial performance

–  Record capital investment of £6.7 billion due to the step-up in onshore and offshore ASTI spend in UK Electricity Transmission as we seek to double our network capacity and reduce system constraint costs for the benefit of consumers, alongside wider network growth and reinforcement across our UK, New York and New England businesses.

–  Higher underlying operating profit of £2.6 billion drove underlying EPS of 36.5p, up 22%, reflecting the first-year impact of the new RIIO-T3 price control, continued growth in our US rate base and one-off fair value gains in our NGP* portfolio.

–  Statutory profit before tax of £1,730 million (HY 26 £826 million) includes favourable timing swings (£240 million year-on-year) and benefits from exceptional items including NGP* portfolio revaluation gains and the non-recurring impact of divestments (£333 million year-on-year). Statutory EPS was 26.9p.

–  Interim dividend of 16.97p equates to 35% of the prior year full dividend, in line with our progressive inflation-linked policy.

Strategic progress

–  Strong capital delivery progress in the first six months including a number of major project milestones completed, and supply chain and delivery mechanisms are now secured for c. 80% of our £70 billion five-year investment programme.

–  Announced a $1.75 billion investment in Joulent to develop contracted power solutions for US large-load customers.

–  Deploying technology and innovation to optimise assets across our networks, enhance customer experience and drive efficiency in central functions; which is supporting world-class UK network reliability and improved customer service in H1.

–  Simplified our organisation to create clear accountability across our strategic framework and drive better quality decisions at pace.

–  Filed a 1-year rate stabilisation proposal for our NY gas businesses (KEDNY/LI) and progressed our ED3* Business Plan.

*See glossary on page 23.

Financial outlook and guidance: visible growth and resilience

–  Financial outlook over the five-year period from 2026/27 to 2030/31:

–  total cumulative capital investment of at least £70 billion;

–  Group asset growth CAGR1 of around 10%;

–  driving underlying EPS CAGR2 of 8–10% from the 2025/26 EPS baseline of 78.0p;

–  aim to grow dividend per share in line with UK CPIH;

–  a strong balance sheet with credit metrics consistent with current Group rating; and

–  regulatory gearing trending back to the high 60% range by 2030/31 (2025/26: 61%), with balance sheet strength extending beyond 2030/31, complemented by significant hybrid capacity.

–  For 2026/27, we expect to deploy c.£13.5 billion of capital investment and with continued strong operational performance across the Group, underlying EPS is now expected to increase 15 –16% from the 2025/26 baseline, reflecting higher allowed revenue as we step-up delivery from RIIO-T2 to RIIO-T3.

1. Group asset compound annual growth rate (CAGR) from a 2025/26 baseline. Forward years based on assumed USD FX rate of 1.35; and long run UK CPIH and US CPI inflation assumptions.
2. Underlying EPS compound annual growth rate from a 2025/26 baseline. Forward years based on assumed USD FX rate of 1.35; long run UK CPIH and US CPI inflation and forward interest rate assumptions and scrip uptake of 25%. 2025/26 included the contribution of National Grid Renewables and Grain LNG up until disposal.

Contacts

Investor Relations	Andrew Downey	+44 (0) 7926 285 683
	Tom Edwards	+44 (0) 7976 962 791
	Cerys Reece	+44 (0) 7860 382 264

Media	Illtud Harri	+44 (0) 7920 503 600
	Hannah McCarthy	+44 (0) 7709 842 420
Results presentation and webcast

A webcast presentation and Q&A with management will be held at 09:30 (GMT) today. Please use this link to join via a laptop, smartphone or tablet: https://www.nationalgrid.com/investors/events/results-centre

A replay of the webcast will be available soon after the event at the same link.

Use of Alternative Performance Measures
Throughout this release we use a number of alternative (or non-IFRS) and regulatory performance measures to provide users with a clearer picture of the regulated performance of the business. This is in line with how management monitor and manage the business day-to-day. Further detail and definitions for all alternative performance measures are provided on pages 49 to 53.

Financial performance

As at and for the six months ended 30 September (£ million)	2026	2025	change %
Statutory operating profit at actual currency
UK Electricity Transmission	1,147	810	42%
UK Electricity Distribution	477	488	(2%)
New England	65	61	7%
New York	377	78	n/m
National Grid Ventures	217	126	72%
Other	76	(37)	n/m
Total statutory operating profit	2,359	1,526	55%

Underlying operating profit at constant currency1
UK Electricity Transmission	1,227	846	45%
UK Electricity Distribution	550	551	—%
New England	266	295	(10%)
New York	487	447	9%
National Grid Ventures	127	187	(32%)
Other	(66)	(27)	(144%)
Total underlying operating profit	2,591	2,299	13%

Capital investment at constant currency
UK Electricity Transmission	2,888	1,684	71%
UK Electricity Distribution	834	756	10%
New England	1,105	967	14%
New York	1,775	1,599	11%
Capital investment (regulated networks)	6,602	5,006	32%
National Grid Ventures	100	70	43%
Other	5	—	—%
Total capital investment	6,707	5,076	32%
1. Constant currency calculated using current year average exchange rate of $1.342 (2025: actual average exchange rate was $1.353). See pages 50 to 53 for details.

The notation ‘n/m’ is used throughout this section where the period-on-period percentage change is deemed to be ‘not meaningful’.

Strategic overview

In the first half of 2026/27, we made strong early progress in executing our largest-ever investment programme of at least £70 billion over the five years to 2030/31, while maintaining our focus on delivering safe, reliable and resilient networks. We are strengthening the capabilities required to execute at scale, leveraging innovation to optimise our networks and improving how we serve customers. All whilst maintaining our strong safety performance and positioning National Grid to capture the significant growth opportunities created by a rapidly changing energy system.

Strategic framework
Earlier this year we introduced our strategic framework, which builds on our strengths and underpins delivery of our five-year financial framework. It focuses on delivering the Brilliant Basics, designed to drive better performance across the business through competitive benchmarking and continuous improvement. The Big Shifts focus our attention on the few transformations necessary to respond to the ever-changing external market. Delivering on both of these will position National Grid for the future by building a platform for Disciplined Growth, primarily through our core regulated networks, but also in adjacencies that will support longer-term growth, where there is a strong portfolio fit and the opportunity to earn attractive returns.

During the period, we continued to embed the framework across our businesses and functions, with clear accountabilities now established through our new operating model and a much stronger focus on performance outcomes.

Delivering the Brilliant Basics to lead on performance

The Brilliant Basics are the foundations of our business, where we focus on delivering world-class performance. These are the core activities that underpin safe, reliable and efficient operations. Our focus is on driving a step-up in performance across capital delivery, asset management, customer service and our functions.

Capital: best-in-class delivery of our largest-ever capital programme

We continued to scale delivery of our investment programme across our regulated businesses in the UK and US. Capital investment in the first half was £6.7 billion up 32% at constant currency from HY 26 (£5.1 billion) with increases across all regulated businesses, but with the largest step-up in UK Electricity Transmission.

In the UK, our Electricity Transmission business continued to progress its capital investment programme, with a number of major project milestones achieved in the first half. Examples in the period include the main tunnelling works on both the Grain to Tilbury and Snowdonia VIP Projects. These included a 2.2 kilometre tunnel under the River Thames and a 3.4 kilometre tunnel under the Dwyryd Estuary, which were completed in September and October 2026 respectively. Elsewhere we achieved Stage 1 commissioning of the super grid transformers at our Yorkshire Green project.

All six of our Wave 1 ASTI projects and the first two of our Wave 2 projects are now in construction. The remaining nine Wave 2 ASTI projects are progressing through the planning and consenting processes. For instance, we secured the Development Consent Order (DCO) for Sea Link at the end of October, enabling us to move the project into its next phase, and the outcome on Norwich to Tilbury is due in early 2027. We also made our DCO submissions for EGL 3 and EGL 4 in early November, and expect to submit all remaining ASTI project planning submissions by the end of March 2027.

During the period we enabled 2.5 GW of connections to be energised, bringing new generation and storage capacity onto the network including a 350 MW battery energy storage system at Uskmouth, Wales and the 1.4 GW Sofia offshore wind farm.

In August, Ofgem also issued their draft determination on the first of our reopener filings which we will file every six months under the RIIO-T3 framework. The draft determination supports approval of eligibility for 23 of 25 reopeners submitted, unlocking £373 million of Pre-Construction Funding and optioneering certainty for 12 projects, equating to c.£1.15 billion of investment. Ofgem’s ‘minded to’ position on Sea Link would approve £2.9 billion of project funding, more than 90% of the costs submitted for assessment.

UK Electricity Distribution saw a 36% increase in investment on connections, with works completed for over 380 MW of generation to connect to our primary network, and over 9,700 connections totalling 250 MW of new or upgraded connections to our secondary or low voltage network.

In the US, as part of our Upstate Upgrade in New York, we completed the Smart Path Connect transmission project, commissioning two 345 kV lines and moved our CLCPA Phase 1 and 2 projects from planning and development into construction. This included six new substations and four transmission projects, with capital investment for the Upstate Upgrade of around $300 million in the period. We also began construction of the electricity connection for Micron’s first semi-conductor fabrication plant in Upstate New York supporting 480 MW of demand. A second fabrication plant is already planned for an additional > 550 MW, bringing the two facilities to more than 1 GW of planned demand and supporting economic development in the region. At full build it is expected to account for around 2 GW of demand, equivalent to one-third of NIMO Electric’s current peak demand, and Micron will become our largest single electric customer in New York.

In New England, after completing the Vermont and New Hampshire portions of the century-old A1/B2 transmission line refurbishment project, New England Power received approval for, and started construction on the Massachusetts phase of the $470 million project. Across Massachusetts and New York gas distribution, 170 miles of leak prone pipe were replaced in the first half of 2026/27.

Asset: getting the most from our transmission and distribution assets

The safety of our people and contractors remains our highest priority. Our Lost Time Injury Frequency Rate was 0.10 on a rolling 12-month basis at half year, compared with 0.11 at full year. Our strong safety performance has therefore remained broadly stable. We continue to strengthen our safety culture through frontline engagement, critical risk management, control effectiveness, and the proactive sharing of safety learnings.

In the UK, reliability remained high across our UK Electricity Transmission network, operating without any ‘energy not supplied’ events during the period and with our strongest availability and reliability recorded over the last five years across our interconnector portfolio, including Viking Link reaching its full capacity of 1.4 GW. In UK Electricity Transmission, we also energised shunt reactors at Taunton, Wylfa and Willington substations. These shunt reactors support network stability through providing additional voltage management capability, supporting the integration of additional renewables, and reducing network management costs to benefit consumers.

In UK Electricity Distribution, network stability was maintained, but additional localised outages were experienced because of the significant increase in extreme heat during the UK summer period. We have continued to invest in asset health, and are on track to achieve our ED2 asset health commitments. Our Distribution System Operator (DSO) flexibility services have avoided 295 GWh curtailment to date, having completed 25% more outage studies compared to the equivalent point last year, demonstrating our increasing role in keeping customers connected to our network.

In the US, our asset optimisation programmes, including the roll-out of Fault Location Isolation and Service Restoration (FLISR) and Advanced Meter Infrastructure (AMI), continue to demonstrate their effectiveness and enhance efficiency. Across New York and Massachusetts, FLISR has restored power to more than 90,000 customers, and avoided almost 11 million customer outage minutes year to date, with a notable impact during the September Nor’easter storm in Massachusetts. FLISR restored power to 12,300 customers in less than 60 seconds, and AMI meters were able to confirm power remotely leading to a reduction of 185 required site checks.

In our New York Gas operations, we continue to expand our use of ‘Lighthouse’, our programme to drive productivity and efficiency by removing field obstacles, improving planning and scheduling, and enhancing performance management. In some of our early locations, this is helping us to get crews to their first jobs 15% faster, reduce travel time between jobs by 25%, complete up to a third more valve inspections each day, and it has cut unplanned overtime on Long Island by 75%. Also in New York, we advanced our $230 million Holtsville LNG Plant Modernization Project, completing the first of two phases of the project to extend the asset life by another 50 years. This supports ongoing reliability for Long Island, as the plant can supply 10% of gas during peak demand.

Customer: enhancing our customer experience
In UK Electricity Transmission, following the connections reforms introduced by NESO, we have issued the majority of our Phase 1 offers covering transmission connections, and are now working through queries with our customers. We have established new governance procedures for customer connections to strengthen delivery discipline, improve transparency and tackle delivery barriers. We recognise it has been a challenging process for some of our customers, and so we are doing all we can to support our customers through the process, including leveraging innovation to move faster where we can, in what is a complex wider ecosystem.

In UK Electricity Distribution, we are scaling up consistent, customer-led ways of working to improve our customer journeys, which has improved our Broad Measure Customer Satisfaction, currently 9/10. We are further enhancing proactive customer communications and winter resilience, issuing proactive communications to over 1.4 million affected customers and providing advice to those most vulnerable ahead of the periods of extreme heat in the summer. Our DSO achieved further improvements in their annual stakeholder satisfaction survey, and achieved a second year of the maximum DSO incentive reward.

The continued strong performance of our interconnectors in NGV has enabled payments of an additional £45 million to consumers in the period. This is part of almost £400 million in payments to consumers over the past three and a half years, with a further >£300 million forecast to be paid over the next two and a half years, subject to Ofgem approval.

In the US, AMI-enabled remote services are reducing truck rolls and operating costs, while digital self-service now supports over 50% of customer journeys, reducing call demand and making it easier for customers to interact with us. We have also deployed AI in our contact centres to strengthen performance management and provide agents with more targeted coaching, supporting customer service agent satisfaction of over 87%. Strong US “meter-to-cash right first time” billing success metric performance, measuring above 96% in New England, is helping deliver better customer outcomes. In addition, a focus on supporting vulnerable customers has led to the enrolment of an additional 28,000 customers onto low-income discount rates in Massachusetts, and over 38,000 in New York since September 2025.

At the same time, we are partnering with major commercial and industrial customers to support innovation, electrification and large-load growth across Massachusetts and New York. In New York we have partnered with 56 distributed generation developers on over 300 projects to deliver milestones on time or ahead of schedule during the half year, across 1.4 GW of future clean energy capacity. This is more than three times the project volume completed in 2025 and was enabled by operational improvements that are strengthening governance, increasing developer visibility and accelerating project delivery.

Functions: enhancing control and oversight while reducing friction in how we operate

Our functions play a critical role in supporting safe and efficient delivery. During the period, we continued to simplify governance, strengthen planning and controls, and identify opportunities for AI to support efficient processes while maintaining appropriate oversight.

For instance, in our Finance function we have been consolidating our data onto a single platform, to create a stronger and more consistent data foundation. We are also developing AI agents to support some of our processes, and transferring further global process activities to our Enterprise Business Services (our central shared services function) to leverage our scale as we grow. In August 2026, we successfully launched the first phase of our NextGen ERP programme in the US as we modernise our core financial systems. This release standardised the financial data model across our US businesses and automated complex regulatory and financial reporting, with approximately 400 end users across Finance transitioned to the new platform. In our legal function, we have enabled our businesses to get easier access to legal support through a digital front-end, and are using AI-enabled tools such as Harvey and Brief AI.

Driving the Big Shifts to define our future

The changing energy system requires us to transform how we lead, how we innovate, and how we shape our external environment. To achieve that transformation we are focussed on three Big Shifts:

Leadership, People & Performance: accountability, performance management and investment in leadership

We are focused on delivering clearer accountability, stronger performance management and we are investing in leadership across the Group. We launched a new simplified operating model in August, and reduced the Group Executive Committee (GEC), from 13 to 8 members. This strengthens accountability for performance and strategic delivery, and supports better-quality decisions at pace, more consistent execution and a stronger focus on stakeholder outcomes.

We are also investing in our capabilities and leadership, which includes the strengthening of our leadership and talent pipeline to build succession, depth and critical capabilities through a streamlined leadership framework for the Group’s top 140 leaders. Delivering our investment programme requires the expansion of our workforce including across specialist skills and delivery capacity. This includes skilled trade, engineering and network and capital delivery project management roles. We are on track to deliver our workforce plans, having recruited over 3,600 new employees during the first half of the year, including more than 400 graduates and apprentices.

We also recognise the need to support the next generation of talent. During the period, we committed £5 million to launch the Power within Employability fund to help 5,000 young people enter the workforce over the next five years, through practical training for the energy, construction, and infrastructure sector.

We also made progress in the period in our relations with trade unions, including pay and conditions agreements secured through our constructive, long-standing partnerships with UK trade unions supporting workforce stability and enabling delivery of our Great Grid Upgrade and wider transformation agenda. In the US, a number of multi-year union agreements were secured across our New York and New England jurisdictions, providing greater labour certainty while supporting productivity, operational flexibility and transformation.

Technology & Innovation: using technology more systematically to enable productivity and delivery

Technology and innovation are central to improving the performance of our networks and delivering more capacity at lower whole-system cost. During the period, we advanced digital, data and AI capabilities to strengthen our cyber defences, accelerate our capital delivery, unlock capacity on our existing networks, optimise our reliability and asset management, and enhance the customer experience. We recognise that cyber and AI-enabled threats are evolving rapidly, and we continue to build our understanding and adapt our approach in response.

Across capital delivery we are leveraging technology to help us deliver our capital investment programmes to schedule and budget. Our Capital Control Tower is helping us identify efficiencies from initiatives including direct sourcing, alternative haulage routes, and substation standardisation. Generative scheduling also allowed us to identify 100 days of schedule acceleration across our Eastern Green Link 1 joint venture project timeline. Using the Exodigo mapping tool to visualise infrastructure underground derisked our Walpole substation and Propel NY joint venture projects by providing accurate information on underground assets thereby reducing future change orders and supporting project scheduling. Elsewhere we are using Sensat to create digital twins of our project sites to allow multiple organisations involved in a project to view the same visual information. This allows testing of different options against real world constraints ahead of construction. We have also used Sensat successfully on our North London Reinforcement project to reduce site visits, enable earlier decisions, and reduce overhead costs.

New construction technology is also helping us simplify and speed up our delivery. For example we have moved innovative 3D-printed, low-carbon concrete foundations from trial stage into business-as-usual deployment, with the first supplier order now placed following successful testing. This technology can significantly reduce the volume of concrete required for substation foundations, supporting faster and lower-carbon network construction.

Across our assets we are using technology to unlock capacity on our existing networks, supporting network planning and resilience. For instance, in New England we are using Envelio’s mapping analytics to help identify where capacity exists on our network to assist developers with site selection and speed up customer connections. Having successfully deployed GridCare in our NY business to identify 600 MW of additional capacity earlier this year, we are now working with them in UK Electricity Transmission to unlock spare capacity and faster connections for large loads like data centres that can flex their load. Emerald AI provides one way for large data centres to flex their load without impacting their performance. After a successful pilot in the UK we are now exploring how we can leverage it more widely in our distribution network.

Technology also enables us to optimise reliability and enhance our asset management. In New England, we were awarded $49 million from the Department of Energy to support the Dynamic Rating Enhancement Advancements and Modernization (DREAM) project. This will establish dynamic line rating as a system-wide operational capability across New England Power’s approximately 2,600-mile overhead transmission network, maximising the utilisation of our transmission system. Sees.AI drone technology has also been successfully piloted to complete inspections, and its use is being extended across our business.

We are investing in our customer service platforms to support improved customer experience, enabled by better use of data. Our US businesses are introducing the Kraken platform to support end-to-end ownership of the customer experience, including issue resolution, accurate billing, and more proactive, timely communication. Kraken moved into the customer trial stage in the first half, and phased migration will start in the second half of the year, as we target deployment to our c.6.5 million US customers. In the UK, we modernised our Electricity Distribution contact centre with Amazon Connect strengthening resilience and service for our c.8 million customers and reducing call abandonment by around 10%. Further insights from AWS have improved customer experience and resolution, with a first contact resolution rate of 90%.

External Positioning: shaping outcomes that support affordability, resilience and growth
We have continued to engage constructively with governments, regulators and other stakeholders on the policy and regulatory choices required to support economic growth, energy security, affordability and decarbonisation. Our focus is on shaping practical reforms that enable timely investment and connections while protecting customers and maintaining system reliability.

We have continued to progress our price controls and rate cases in the period across a number of our jurisdictions. In the UK, priorities have included RIIO-T3 implementation and submitting our reopener filings, driving planning reform, delivering connections reform and supporting strategic spatial planning.

In the US, we filed a one-year rate stabilisation proposal for KEDNY and KEDLI, our downstate gas distribution businesses in New York. This proposal would extend the current rate plan by one year to 31 March 2028, and supports rate stability and affordability, while enabling continued investment with the ability to defer for future recovery the costs associated with necessary capital expenditures to maintain a safe and reliable service. In Massachusetts, our Massachusetts Gas rate case continued to progress with the completion of evidentiary hearings and briefings, ahead of an order expected in late November 2026.

Our external positioning work also includes helping to shape industry-wide policy direction, through working in coalitions on the future evolution of energy systems. In the UK we have played a leading role in developing the Electricity Networks Sector Growth Plan, bringing together industry, Government, the regulator and the supply chain to support a shared plan to translate the unprecedented expansion of Britain’s electricity networks into wider UK economic growth. The Plan sets out the scale of the opportunity through to 2035, including £181 billion of regulated network investment, £58 billion of direct value added to the UK economy and more than 210,000 jobs supported, alongside practical commitments on supply-chain investment, skills, demand visibility and UK manufacturing. National Grid is committed to supporting this and has recently announced a new long-term ambition for 70 per cent of the value of its future UK supply chain spend to be delivered in the UK, supporting domestic jobs in manufacturing and services.

In the US, we engaged with regulators and policy makers on large-load policy, affordability, resilience and transmission development. This included working with a bipartisan group to support the introduction of a reform bill in the US Senate to speed up federal permitting for infrastructure projects.

We recognise the role we play in delivering reliable, secure, affordable energy systems that support economic growth and enable decarbonisation. We continue to monitor developments in the external environment and will ensure that we adapt our Responsible Business Charter and Climate Transition Plan to reflect both our own progress and the policy and regulatory landscape we are now operating in, with publication planned ahead of the 2027 AGM.

Building optionality for Disciplined Growth

Delivering our Brilliant Basics and driving the Big Shifts will build a stronger platform for future long-term growth. Our priority remains execution of the high-quality, visible investment opportunities across our regulated networks, while selectively exploring new growth opportunities emerging from the transforming energy landscape. This approach allows us to sustain strong growth across our businesses, while creating additional growth options in parallel.

Regulated networks growth

Our regulated networks remain the principal driver of growth within our investment programme and we are focused on executing the significant organic growth opportunity it presents. We are also working with policy makers, regulators, customers and our supply chain to shape the policy and regulatory environments of the future, across both the UK and the US, not just for the next price control, but for the longer term.

For instance, having received the ED3 SSMD in May 2026, we are in the final stages of drafting our ED3 Business Plan, ahead of its submission to Ofgem in November 2026. This is expected to drive further growth in capital investment across the next five-year distribution price control. While in the US, across our upstate and downstate New York businesses, we are progressing the planning of our next multi-year rate cases.

Exploring new growth opportunities through National Grid Ventures

Alongside our regulated networks growth, National Grid Ventures continues to manage our portfolio of interconnectors and US generation assets and to assess selective opportunities. We are disciplined in our approach and will only consider opportunities where National Grid can leverage its capabilities whilst delivering long-duration cash flows and attractive returns with an appropriate risk profile.

During the half year, the Propel NY Energy transmission project, a project owned by our joint venture New York Transco, made significant progress in receiving approval of its Article VII permit from the New York Public Service Commission, a critical milestone to authorise advancing activities to complete all construction permits for an expected start by the end of FY2027.

In July 2026, we agreed to invest $1.75 billion to secure a 35% interest in Joulent LLC (“Joulent”), as part of a broader strategic partnership. Joulent will focus on developing contracted power generation and high voltage infrastructure for US large load customers, providing integrated solutions to help meet rapidly rising demand for reliable, scaled power at speed. The investment in Joulent is expected to deliver risk-adjusted returns in excess of our regulatory returns.

The majority of NGV’s investment will be used to enable the progression of Joulent’s foundational project, Project Kilby (“Kilby”), a 50/50 partnership with Chevron Corporation. Kilby is a 2.7 GW co-located power facility in West Texas that will provide dedicated electricity to a Microsoft-operated data centre campus under a 20-year power purchase agreement. Development of the project is at an advanced stage with all turbines and critical equipment secured, EPC capacity being arranged with leading contractors, and first power delivery targeted for 2028.

Our power-system expertise in energy management and high voltage substation development will be critical in delivering complex multi-gigawatt islanded mini-grid projects like Kilby. We also bring deep supply chain relationships for the necessary electrical equipment and we have longstanding experience of operating gas turbine power equipment at our US GenCo facilities on Long Island.

Beyond Project Kilby, Joulent has a multi-gigawatt pipeline, with three further projects being advanced in discussions with hyperscalers. We will progress that pipeline selectively and with discipline, through strict hurdle rate and risk criteria.

Elsewhere, we also continue to progress the next generation of hybrid interconnectors, with the LionLink offshore hybrid interconnector, being developed with TenneT in the Netherlands, achieving its multi-terminal direct current FEED award during the period. Our project pipeline includes two recent memoranda of understanding signed with joint venture partners.

2026/27 Half Year Financial Performance

Strong first half of delivery of our five-year financial framework

For detailed financial performance commentary, please refer to the Financial Review section on page 15. Our statutory operating profit is presented on page 3 which includes the impact of exceptional items, remeasurements, major storms, and timing. Underlying earnings further excludes the impact of deferred tax in our UK regulated businesses (NGET and NGED). A reconciliation between statutory performance and our Alternative Performance Measures (APMs) is presented on page 51.

Underlying operating profit for continuing operations increased by £292 million at constant currency to £2,591 million, a year-on-year increase of 13%. This improvement was driven by strong performance across our regulated businesses, predominantly in our UK Electricity Transmission business with the start of the RIIO-T3 price control, reflecting higher allowed revenue supporting the financing of the step-up in pace and scale of investment and delivery in RIIO-T3. New York benefitted from higher revenues reflecting higher rate base and recovery of historical storm and environmental costs, and National Grid Partners saw the benefit of two capital markets transactions within our investment portfolio. National Grid Ventures saw higher performance from the Interconnector portfolio, partly offsetting the divestment of Grain LNG.

Underlying EPS of 36.5p increased by 6.7p per share at constant currency, a 22% year-on-year increase, reflecting the underlying operating profit increase, a lower tax charge and income from the National Grid Partners fair value gain within our share of Joint Ventures and Associates, partly offset by the increased weighted average number of shares reflecting the issuance of shares under the scrip dividend programme.

Capital investment for continuing operations increased by £1,631 million at constant currency to £6,707 million, an increase of 32% relative to the prior year period. This increase was principally driven by the step-up in spend on ASTI projects in our UK Electricity Transmission business, increased connections and reinforcement spend in UK Electricity Distribution, and increased electricity transmission investments in both New England and New York.

Net debt was £48.6 billion at 30 September 2026, £4.4 billion higher than at 31 March 2026. This increase primarily reflects capital investment in the first half, and the funding of the investment in Joulent, along with interest costs, partially offset by operating cash inflows of £4.1 billion and the impact of foreign exchange movements.

Five-year financial framework*

In March 2026, we set out our updated five-year financial framework for the period to 2030/31.

Capital investment and asset growth

We expect to invest at least £70 billion across our energy networks and adjacent businesses, in the UK and US, over the five-year period to March 2031, with Group assets trending towards £115 billion by March 2031. Of this investment, around 85% is considered to be aligned with the principles of the EU Taxonomy legislation as at the date of reporting, directly invested into the decarbonisation of energy networks.

In the UK, we expect around £31 billion of investment in UK Electricity Transmission increasing network capacity to support increased renewable generation, and reduce constraint costs, connecting new customers, and maintaining the resilience of the network. This includes investment across our 17 ASTI projects, as we invest in the critical infrastructure required to enable the energy transition and a decarbonised electricity network in the 2030s. We expect our UK Electricity Distribution network to invest around £9 billion in asset replacement, reinforcement and new connections, facilitating the infrastructure for electric vehicles, heat pumps and directly connected generation.

In our US regulated businesses, we expect to invest around £17 billion in New York, and £12 billion in New England. Of this investment, we expect over 60% to be into our electricity networks, as we see a step-up in investment for renewable connections, transmission network upgrades, and digital capabilities to enable the energy transition, and the remainder in our gas business on pipeline replacement, safety and resilience programmes.

National Grid Ventures (NGV) has committed capital investment of around £1 billion, including maintenance investment across the six operational interconnectors.

With the large step-up in investment, we expect to see asset growth of around 10% CAGR through to 2030/31.

Group earnings growth and dividend growth

We expect our CAGR in underlying EPS to be in the 8–10% range from our 2025/26 baseline of 78.0p. This includes our long-run average scrip uptake assumption of 25% per annum, which will support our sustainable, progressive dividend policy into the future.

We will maintain a progressive level of total dividend aiming to grow the dividend per share in line with UK CPIH in keeping with the current dividend policy (for details of our dividend policy please refer to page 19).

Balance sheet visibility

We remain committed to a strong, overall investment grade credit rating. We expect to maintain credit metrics above our thresholds for our current group credit ratings through to at least 2030/31, with current thresholds of 10% for S&P and Moody’s Funds from Operations (FFO)/adjusted net debt, and 7% for Moody’s Retained Cash Flow (RCF)/adjusted net debt. Regulatory gearing was 61% at March 2026, and is expected to increase to the high-60% range by March 2030/31. This balance sheet strength extends beyond 2030/31, complemented by significant hybrid capacity.

*Our five-year financial framework is set from a 2025/26 baseline. Forward years are based on an assumed USD exchange rate of £1:$1.35, long run UK CPIH and US CPI inflation, long run interest rate assumptions, and scrip dividend uptake of 25%.

Macro resilience

Our investment case is underpinned by the visibility and resilience of our business model, our robust operational delivery, and supported by our regulatory frameworks. We are resilient to the impacts of the broader macro environment.

–  Inflation: In our UK businesses, inflation protections across our regulated asset base, together with regulatory mechanisms that provide protection against the impact of inflation on our cost base, provide a strong natural hedge and underpin real equity returns. Around 10% of our debt book is inflation linked, aligned with UK regulatory mechanisms. In the US, our regulatory frameworks have mechanisms to manage the impacts of changes in inflation, including revenue indexation, the ability to pace activity to remain within agreed allowances, and mechanisms to recover efficiently incurred unremunerated spend over time.

–  Commodity costs: Our businesses have limited exposure to volatility in wholesale energy prices. In the US, customer commodity costs are treated as pass through costs, and we use hedging programmes agreed with our regulators to manage the cost of energy procured for our customers.

–  Interest rates: Our financing strategy is designed to ensure stability. Over the five-year framework around 75% of our debt is subject to operating company level recovery mechanisms enabling the efficient recovery of debt costs; with 25% of our debt having a relatively small interest rate exposure that we actively manage. Approximately 10% of our net debt is sensitive to interest rates, limiting the exposure to changes in rates on our embedded debt. Our five-year financial framework reflects a forward view of interest rates and our refinancing profile. From an earnings sensitivity perspective, a sustained increase in interest rates of 100 basis points across the five-year financial framework versus our forward rate assumptions would impact 2030/31 EPS by around 1 pence after accounting for capitalised interest.

–  Foreign exchange: We are deliberate in managing our currency exposure. We hedge around 70% of our US gross assets with dollar-denominated debt. From an earnings perspective, that means a five cent move in the dollar–sterling exchange rate across a year translates to around a 1p impact on EPS, limiting volatility for shareholders.

Investment Case

National Grid offers a differentiated investment case, combining high-visibility growth with a resilient business model.

Our investment programme is supported by multiple structural drivers: network resilience and modernisation, connecting low-carbon generation, and the expansion of our networks to support electrification and rapidly growing demand, including from AI and data centres, and industrial reshoring. Importantly, that investment is going into critical infrastructure assets, generating long-duration cash flows with attractive, low-risk returns.

Alongside that growth, our business model is highly resilient. Our regulatory capabilities, delivery track record, disciplined balance sheet and resilience to macroeconomic volatility provide a unique stability, even as the energy system becomes more complex.

That combination supports our five-year framework, including 8–10% annual underlying EPS growth and a progressive inflation-protected dividend, designed to deliver attractive and consistent double-digit investor returns.

2026/27 forward guidance

The outlook and forward guidance contained in this statement should be reviewed, together with the forward looking statements set out in this release, in the context of the cautionary statement. The forward guidance in this section is presented on an underlying basis and excludes remeasurements and exceptional items, deferrable major storm costs, net of in-year allowances in the US (when greater than $100 million), timing and the impact on underlying results of deferred tax in our UK regulated businesses (NGET and NGED). The 2026/27 forward guidance assumes an exchange rate of £1:$1.35, reflecting nearer term exchange rates.

UK Electricity Transmission

Underlying net revenue is expected to increase by just under £850 million compared to 2025/26 primarily driven by the first year of RIIO-T3, reflecting semi-nominal returns and higher levels of totex from increased ASTI investment. Depreciation is expected to be around £80 million higher, while costs are expected to increase by around £50 million, both linked to the step-up in investment programmes.

We expect to deliver around 9% Return on Equity in 2026/27. Across the RIIO-T3 price control we aim to achieve an overall return on equity above 9% including operating and financing performance.

UK Electricity Distribution

Underlying net revenue growth is expected to be broadly offset by higher depreciation, reflecting the increasing asset base.

We expect to deliver up to 70 basis points of Return on Equity operational outperformance in the fourth year of RIIO-ED2, increasing from 2025/26, primarily delivered through improved totex performance. We continue to expect outperformance to improve towards 100bps over the remainder of RIIO-ED2.

New England

Underlying net revenue is expected to be around $450 million higher, driven by updated rates, higher tracker revenues and the non-repeat of the 2025/26 FERC order impact. This is expected to be partly offset by higher depreciation of around $70 million and around $140 million of costs including those linked to increased investment.

Return on Equity for New England is expected to be in line with 2025/26.

New York

Underlying net revenue is expected to be around $450 million higher, reflecting updated rates and recovery of previously unremunerated costs. Depreciation is expected to be around $150 million higher and other costs are expected to be around $20 million higher, linked to increased investment.

Return on Equity for New York is expected to slightly improve compared to 2025/26.

National Grid Ventures and Other activities

In NGV, we expect operating profit to be around £100 million lower than 2025/26 primarily reflecting the sale of the Grain LNG business and one-off costs. This is expected to be partly offset by the higher interconnector performance over the first half.

We also expect underlying operating losses from other activities to be around £70 million higher compared to 2025/26, reflecting lower property disposals and higher other costs, partly offset by investment gains within the NG Partners portfolio.

Joint Ventures and Associates

Our share of the profit after tax of joint ventures and associates is expected to be around £40 million higher than 2025/26, reflecting fair value gains from NG Partners investments in the first half.

Interest and Tax

Net finance costs in 2026/27 are expected to be around £300 million higher than 2025/26 reflecting increased debt issuance to fund capital investment and our investment in Joulent, net of higher capitalised interest.

For the full year 2026/27, the underlying effective tax rate, excluding the share of post-tax profits from joint ventures and associates, is expected to be around 12%. This is calculated following our definition of underlying earnings which excludes the impact on underlying results of deferred tax in our UK regulated businesses (NGET and NGED).

Investment, Growth and Net Debt

Overall Group capital investment in 2026/27 is expected to grow by over 15% to around £13.5 billion.

Asset Growth is expected to be around 11%.

Operating cash flow generated from operations is expected to increase by around 15% compared to 2025/26 driven by increased underlying performance and the recovery of timing balances.

Net debt is expected to increase by around £4 billion (from £48.6 billion as at 30 September 2026). Reflecting this, regulatory gearing is expected to be around 65%.

Weighted average number of shares (WAV) is expected to be approximately 5,020 million in 2026/27.

Financial review – HY 2026/27

Performance for the six months ended 30 September

Financial summary
(£ million)	2026	2025	change %
Accounting profit
Gross revenue	8,138	7,065	15%
Operating costs	(5,779)	(5,539)	(4%)
Statutory operating profit	2,359	1,526	55%
Net finance costs	(718)	(739)	3%
Share of joint ventures and associates (after tax)	89	39	128%
Tax	(386)	(208)	(86%)
Non-controlling interest	(1)	(1)	—%
Statutory earnings	1,343	617	118%
Exceptional items and remeasurements	(213)	150	(242%)
Tax on exceptional and remeasurements	37	(15)	347%
Timing	441	677	(35%)
Tax on timing	(116)	(182)	36%
Deferred tax on underlying profits in NGET and NGED	329	223	48%
Underlying earnings1	1,821	1,470	24%

Statutory EPS	26.9	12.6	113%
Underlying EPS1	36.5	29.8	22%
Interim dividend per share (pence)	16.97	16.35	4%

Capital investment
Capital investment	6,707	5,052	33%
1. Non-GAAP alternative performance measures (APMs). For further details and reconciliation to GAAP measures, see ‘Alternative performance measures/non-IFRS reconciliations’ on pages 49 to 53.

Reconciliation of different measures of profitability and earnings

The table below reconciles our statutory profit measures at actual exchange rates, to underlying profit. Details of exceptional items and remeasurements are provided in notes 4 and 5 to the financial statements.

Reconciliation of profit and earnings
	Operating profit		Profit after tax		Earnings per share (pence)
(£ million)	2026	2025	2026	2025	2026	2025
Statutory results	2,359	1,526	1,344	618	26.9	12.6
Exceptional items	(228)	105	(186)	103	(3.7)	2.1
Remeasurements	19	(16)	10	32	0.2	0.6
Timing	441	677	325	495	6.5	10.0
Deferred tax in NGET and NGED	—	—	329	223	6.6	4.5
Underlying results	2,591	2,292	1,822	1,471	36.5	29.8

Statutory IFRS earnings were £1,343 million in the first six months of the year, £726 million, or 118% higher than the six months to September 2025. Statutory revenues were £1,073 million higher, primarily driven by increased returns on our growing asset base, driven by our ongoing investment programme, along with an impact from £380 million higher revenues in UK Electricity Transmission (from increased fast money as a result of higher investment and the impact of the change to semi-nominal returns under RIIO-T3), £440 million higher revenues in New York (higher rate base and a smaller timing under-recovery). In addition, favourable fair value gains in NG Partners generated a £197 million increase in statutory revenues compared with the prior period. These increases were partly offset by a £127 million higher charge for depreciation and amortisation and £113 million higher operating costs (including the impact of exceptional items and commodity remeasurements). Financing costs increased £21 million compared with the first six months of 2025/26 and the total tax charge increased by £178 million linked to the higher level of taxable profits. This resulted in statutory EPS of 26.9p in the first six months of the year, up 14.3p or 113% on the comparative period.

Statutory earnings include a £170 million favourable period-on-period swing in post-tax timing (see page 53) a £22 million post-tax favourable period-on-period movement in derivative remeasurements (see note 4 to the financial statements). Exceptional post-tax gains of £186 million in the current period comprise a £142 million NG Partners’ fair value gain on our investment in Uniphore and £86 million (impairment reversal and currency translation recycling) for our interest in Community Offshore Wind, LLC, which was sold in August 2026. In the comparative period exceptional post-tax losses were £103 million (see note 4 for further details). Statutory earnings include the full impact of deferred tax on our UK regulated businesses (NGET and NGED), but this is excluded from our underlying results. For measuring and monitoring performance of the businesses across the Group, management routinely refers to alternative performance measures (APMs) including ‘underlying profit’. See pages 49–53 for further details and reconciliations between statutory IFRS performance measures and our APMs.

Underlying operating profit of £2,591 million was up 13% and underlying EPS of 36.5p was up 22% against the prior period. This was primarily driven by higher revenues in UK Electricity Transmission under the new RIIO-T3 price control.

Underlying net revenues of £6,476 million were £676 million higher compared to the prior period driven by higher UK Electricity Transmission regulated revenues under RIIO-T3 (up £441 million) along with increases in New York (up £188 million) and New England (up £81 million), both driven by the increased asset base from ongoing investment in US assets, partly offset by lower revenues in NGV following the sale of Grain LNG during the second half of 2025/26.

Regulated controllable costs were up by 8% on a constant currency basis, with increases from higher workload, inflation and other non-recurring items, being partly offset by efficiencies. After excluding the impact of non-recurring items, regulated controllable costs have only increased by an estimated 2%, well below the inflation levels in the UK and the US. Depreciation was £127 million higher as a result of the higher level of assets in service related to our ongoing capital investment programme. Other costs were higher related to increased US property taxes, capital investment related costs and also higher costs to deliver outputs as agreed with our regulators (which are offset by higher revenues). These factors resulted in underlying earnings of £1,821 million for the first six months of 2026/27, up £351 million or 24%.

Segmental income statement

Segmental analysis for continuing operations
	Statutory results			Underlying results
£ million	2026	2025	change %	2026	2025	change %
UK Electricity Transmission	1,147	810	42%	1,227	846	45%
UK Electricity Distribution	477	488	(2%)	550	551	—%
New England	65	61	7%	266	292	(9%)
New York	377	78	383%	487	443	10%
National Grid Ventures	217	126	72%	127	187	(32%)
Other	76	(37)	305%	(66)	(27)	(144%)
Total operating profit	2,359	1,526	55%	2,591	2,292	13%
Net finance costs	(718)	(739)	(3%)	(722)	(678)	6%
Share of JVs and associates (post-tax)	89	39	128%	89	39	128%
Profit before tax	1,730	826	109%	1,958	1,653	18%
Tax	(386)	(208)	86%	(136)	(182)	(25%)
Profit after tax	1,344	618	117%	1,822	1,471	24%
EPS (pence)	26.9	12.6	113%	36.5	29.8	22%

UK Electricity Transmission statutory operating profit of £1,147 million was up from £810 million in the prior period. Capital investment in the first half of the year increased by more than £1 billion compared to the equivalent period last year. The new RIIO-T3 price control has increased revenues to help finance this step-up in investment. Higher levels of investment in the electricity transmission network have resulted in increased ‘fast money’. Revenues are also higher from the change to semi-nominal returns on RAV, along with higher returns from the growth in the asset base. The prior period included £3 million of exceptional charges related to a major transformation programme. Timing movements were £47 million adverse to the comparative period (primarily an under-collection of TNUoS revenues).

UK Electricity Transmission underlying operating profit was £1,227 million compared with £846 million in the prior period. This increase was driven by £441 million higher underlying net revenues, driven by the ongoing delivery of our capital investment programme, partially offset by a £23 million increase in controllable costs, and higher depreciation as a result of the higher level of assets placed in service.

UK Electricity Distribution statutory operating profit of £477 million was down from £488 million in the prior period with revenue increases being broadly offset by higher pass-through costs and higher depreciation. Timing movements were £10 million adverse to the prior period mainly related to volumes and inflation true-ups.

UK Electricity Distribution underlying operating profit was broadly flat on the comparative period at £550 million (2025: £551 million). Underlying net revenues increased by £13 million from a combination of higher returns from a higher asset base, but offset by lower fast money from a decrease in overall totex. This increase was offset by higher controllable costs driven by increased workload and higher depreciation due to the higher investment.

New England statutory operating profit of £65 million was up from £61 million in the prior period. However, this included a £38 million less adverse period-on-period timing swing (mainly due to commodity movements and the pass back of energy efficiency balances in the prior year). Statutory operating profit includes commodity derivative remeasurement losses of £27 million (2025: £19 million losses) and a £1 million exceptional charge in the prior period related to a major transformation programme.

New England underlying operating profit of £266 million was £29 million lower than the prior period (on a constant currency basis), with higher underlying net revenues from higher capital tracker revenues and formula rate revenues being more than offset by higher controllable costs (including an estimated £40 million from non-recurring items), higher depreciation (up £40 million from the higher asset base due to ongoing investment) and increased investment-related costs, property taxes, storm costs and programme-related costs incurred.

New York statutory operating profit of £377 million was significantly higher than £78 million in the prior period. Total revenues were up £440 million (16%), but this included a £259 million favourable period-on-period timing swing (including deferred recoveries along with volume and commodity movements). Statutory operating profit included commodity derivative remeasurement gains of £4 million (2025: £18 million losses) and the prior period also included a £2 million major transformation programme exceptional charge and a £25 million exceptional credit on environmental provisions.

New York’s underlying operating profit was £487 million, £40 million higher than the prior period (on a constant currency basis). Underlying net revenues were £188 million higher driven by increased revenues from increased rate bases in both our upstate and downstate New York businesses of £126 million along with other regulatory asset recoveries. Controllable costs were £28 million higher compared with the prior period, principally related to inflation, workload and some other non-recurring items, partly offset by efficiency savings. Depreciation increased by £44 million (at constant currency) from the higher asset base due to ongoing investment. Other costs were higher compared to the prior period, primarily driven by increased property taxes, investment-related costs, storms expenses and environmental costs along with higher provision for bad debts, partly offset by lower energy efficiency programme costs.

National Grid Ventures’ statutory operating profit of £217 million was up from £126 million in the prior period. On 4 August 2026 we sold our 27.27% interest in Community Offshore Wind (COSW) to RWE, resulting in a net exceptional impairment reversal of £86 million (including £11 million from the impact of FX recycling). This joint venture investment was fully written down in 2024/25. The prior period included a £96 million loss on the disposal of National Grid Renewables (sold in May 2025) and £18 million of exceptional transaction costs related to the disposal of Grain LNG (sold in November 2025). Derivative remeasurement gains on capacity contracts in North Sea Link were £4 million (2025: £53 million gains).

National Grid Ventures’ underlying operating profit of £127 million was £60 million lower than the prior period, driven by the loss of contribution from Grain LNG (£91 million). Higher UK interconnectors revenues improved profit by £35 million compared with the prior period, and operating losses in US Ventures were £7 million higher than the prior period, primarily related to transaction costs for the investment in Joulent.

‘Other’ activities’ statutory operating profit of £76 million (2025: £37 million operating loss) was £113 million higher than the prior period. Statutory profit was significantly impacted by gains on the NG Partners investment portfolio (primarily Uniphore, but gains were made across the portfolio in aggregate). The gain of £142 million on the Uniphore investment has been classified as exceptional and hence is excluded from our underlying results. The prior period also included major transformation programme exceptional charges of £9 million.

‘Other’ activities underlying operating loss of £66 million (2025: £27 million loss) was adverse to the prior period, with the favourable impact from the result of NG Partners’ investment fair value gains (excluding Uniphore), being more than offset by higher central costs and lower profits in our captive insurance business.

The NG Partners portfolio valuation (including JVs) at 30 September 2026 was £567 million (31 March 2026: £433 million). Movements in the portfolio’s valuation are attributable to additional investment of £25 million, dividend distributions of £31 million, disposals of investments for £110 million and total revaluation gains of £253 million (including exchange movements).

Financing costs and tax

Net finance costs

Statutory net finance costs of £718 million were down from £739 million in the prior period and included derivative remeasurement gains of £4 million (2025: £61 million losses). Underlying net finance costs of £722 million (2025: £678 million) were £44 million, or 6% higher than the prior period (£41 million, or 6% higher at constant currency). This was driven by the increase in borrowings to finance our investment programme along with lower interest income.

Joint ventures and associates

The Group’s share of net statutory profits from JVs and associates was £89 million (2025: £39 million). On an underlying basis, the share of net profits from joint ventures and associates increased to £89 million (2025: £39 million) due to the valuation of the Energy Impact Fund’s investment in E-Rock which completed an IPO in July, and increased profits in BritNed and Transco.

Tax

The statutory tax charge for continuing operations was £386 million (2025: £208 million) including the impact of tax on exceptional items and remeasurements of £37 million charge (2025: £15 million credit). The adjusted tax charge for continuing operations was £349 million (2025: £223 million), resulting in an effective tax rate for continuing operations (excluding profits from joint ventures and associates) of 24.4% (2025: 23.8%). The underlying effective tax rate for continuing operations (excluding profits from joint ventures and associates) was 7.3% (2025: 11.3%). Underlying tax (a non-GAAP measure) excludes the tax impacts on exceptional items, remeasurements, timing and major storm costs (in line with our exclusion of these items in calculating underlying profit before tax). We also exclude deferred tax in our UK regulated businesses (NGET and NGED), as regulated revenues provide an allowance for current tax but not deferred tax. This ensures greater alignment between our underlying results and regulatory performance measures. The underlying effective tax rate of 7.3% is lower than the prior period (11.3%), primarily due to increased capital investment in our UK regulated businesses resulting in higher deferred tax exclusion as well as a change in profit mix.

Net debt

Net debt is a measure derived from IFRS (comprising cash and cash equivalents, current financial investments, borrowings and bank overdrafts and financing derivatives) and is defined and reconciled to these balances in note 10 to the financial statements.

During the first six months of the year, net debt increased £4.4 billion (10%) to £48.6 billion. Cash inflows were made up of cash generated from operations of £4,146 million along with dividends received of £57 million, £75 million of proceeds on disposal of COSW and £96 million of other net inflows from financial investments outside net debt (including NG Partners). These inflows were offset by £5,932 million of investment cash outflows and a £941 million investment in Joulent in the first six months of the year. In addition, there were outflows of £4 million for tax payments, £943 million of interest outflows, £990 million paid in dividends, £94 million of accretions on index-linked debt and other non-cash movements. Exchange rate movements reduced reported opening net debt by £64 million.

Since 1 April we have raised around £5.6 billion of new long-term senior debt to fund a portion of our significant capital programme and to refinance maturing debt. The debt was raised across a diverse range of funding sources, with £1.1 billion drawn through loans and the remaining £4.5 billion through bond markets. Bond issuance was across six different currencies, including bonds denominated in Canadian dollars and Swiss francs. In addition, we signed a new loan guaranteed by a European Export Credit Agency, which is aligned with our green financing framework and which was undrawn as at 30 September 2026. During the period we raised around £3.2 billion of additional committed loan facilities from our relationship banking group, which will provide incremental liquidity headroom to support our increased capital investment programme. As at 30 September 2026, we have £10.9 billion of undrawn committed facilities available for liquidity purposes. In June, Fitch upgraded the long-term ratings of NG plc, NGET and NEP by one notch, referencing strong earnings visibility. There are no other significant updates relating to credit rating agency actions. National Grid’s balance sheet remains robust and we remain committed to a strong, overall investment grade credit rating.

Interim dividend

The Board has approved an interim dividend of 16.97p per ordinary share ($1.1433) per American Depositary Share). The interim dividend is expected to be paid on 12 January 2027 to shareholders on the register as at 20 November 2026.

The Board aims to grow the annual dividend per share in line with UK CPIH, thus maintaining the dividend per share in real terms. The Board reviews this policy regularly, taking into account a range of factors including expected business performance and regulatory developments.

The scrip dividend alternative will again be offered in respect of the 2026/27 interim dividend.

Growth

A balanced portfolio to deliver asset and dividend growth

National Grid seeks to create value for shareholders through developing a balanced portfolio of businesses that offer an attractive combination of asset growth and cash returns.

£6.7 billion of capital investment across the Group

We continued to make significant investment in energy infrastructure in the first six months of the year. Capital investment across the Group was £6,707 million, an increase of £1,655 million or 33% at actual exchange rates (32% at constant currency) compared to the first half of 2025/26.

Group capital investment
Six months ended 30 September (£ million)	At actual exchange rates			At constant currency
	2026	2025	% change	2025	% change
UK Electricity Transmission	2,888	1,684	71%	1,684	71%
UK Electricity Distribution	834	756	10%	756	10%
New England	1,105	958	15%	967	14%
New York	1,775	1,585	12%	1,599	11%
Capital investment (regulated networks)	6,602	4,983	32%	5,006	32%
National Grid Ventures	100	69	45%	70	43%
Other	5	—	n/m	—	n/m
Total capital investment	6,707	5,052	33%	5,076	32%

UK Electricity Transmission invested £2,888 million, up £1,204 million on the prior period, including £433 million more on ASTI offshore, £306 million more on ASTI onshore, increased investment in infrastructure and delivery (e.g. Margam, Willesden and Uxbridge Moor) along with more investment in customer connections, completion of the transmission control centre, increased spend on IT and cyber and also capitalised interest (up £51 million).

UK Electricity Distribution invested £834 million, £78 million higher, including £33 million of increased connections spend and £21 million higher network reinforcement activities, along with smaller increases in non-load capital investment such as higher faults work due to the summer heat.

In New England, £1,105 million of investment was an increase of £147 million (or £138 million higher at constant currency). This was mainly driven by £80 million more investment in electric transmission driven by major and complex asset condition works, £34 million more investment on electric distribution (reflecting higher spend on system capacity, facilities and telecoms) and £22 million of increased investment in gas distribution.

Investment in New York was £1,775 million, £190 million higher (or £176 million higher at constant currency), driven by £194 million higher electric capital investment (primarily CLCPA Phases 1 & 2, but also direct transmission and distribution investment along with network reinforcement and upgrades).

National Grid Ventures capital investment was £31 million higher, driven by spend on LionLink and IFA.

In the year to date, National Grid Ventures has also invested £941 million in Joulent, a business which aims to develop integrated power solutions for US large-load customers (including data centres), including co-located gas generation, battery storage, renewables integration and ‘Across-the-Meter’ grid connections. This investment has been accounted for as a non-current financial investment, so is not included within our ‘capital investment’ measure.

Alternative Performance Measures

Unless otherwise stated, all financial commentaries in this results statement are given on an underlying basis at actual exchange rates. Underlying represents statutory results excluding exceptional items, remeasurements, timing and major storm costs. The following are terms or metrics that are reconciled to IFRS measures and are defined on pages 49 to 53, including but not limited to: net revenue, underlying net revenue, adjusted profit measures, underlying results, constant currency, timing impacts, capital investment (regulated networks), net debt (defined in note 10 on page 43).

Provisional 2026/27 financial timetable

Date	Event
5 November 2026	2026/27 Half Year Results
19 November 2026	Ex-dividend date for 2026/27 interim dividend – ordinary shares
20 November 2026	Ex-dividend date for 2026/27 interim dividend – ADRs
20 November 2026	Record date for 2026/27 interim dividend
26 November 2026	Scrip reference price announced for 2026/27 interim dividend
7 December 2026 (5pm EST)	Scrip election date for 2026/27 interim dividend – ADRs
10 December 2026 (5pm GMT)	Scrip election date for 2026/27 interim dividend – ordinary shares
12 January 2027	2026/27 interim dividend paid to qualifying shareholders
13 May 2027	2026/27 Full Year Results
27 May 2027	Ex-dividend date for 2026/27 final dividend – ordinary shares
28 May 2027	Ex-dividend date for 2026/27 final dividend – ADRs
28 May 2027	Record date for 2026/27 final dividend
3 June 2027	Scrip reference price announced for 2026/27 final dividend
14 June 2027 (5pm EDT)	Scrip election date for 2026/27 final dividend – ADRs
17 June 2027 (5pm BST)	Scrip election date for 2026/27 final dividend – ordinary shares
22 July 2027	2026/27 final dividend paid to qualifying shareholders
10 November 2027	2027/28 Half Year Results

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. This announcement also references sustainability-related targets and sustainability-related risks (including climate-related targets and climate-related risks) which differ from conventional financial risks in that they are complex, novel and tend to involve projection over long-term scenarios which are subject to significant uncertainty and change. These forward-looking statements and targets are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements and targets. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators, including those relating to current and upcoming price controls in the UK and rate cases in the US; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities; reliability of and access to IT systems, including due to the failure of or unauthorised access to or deliberate breaches of National Grid’s systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including affordability considerations, as well as against targets and standards designed to support its role in the energy transition; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid’s regulated businesses, and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid’s employees or breaches of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology, including AI; the risk that global actions may not be effective in transitioning to net zero and in managing relevant ESG risks, including in particular climate, nature-related and human rights risks; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources, which may result in the Company’s failure to achieve the expected benefits of its strategic priorities; and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including its strategic infrastructure projects and joint venture investments. Furthermore, in preparing the ESG-related information contained in this document, National Grid has made a number of key judgements, estimations and assumptions, and the processes and issues involved are complex. The ESG data, models and methodologies used are often relatively new, are rapidly evolving and are not of the same standard as those available in the context of other financial information, nor are they subject to the same or equivalent disclosure standards, historical reference points, benchmarks or globally accepted accounting principles. This means the ESG-related forward-looking statements and ESG metrics discussed in this document carry an additional degree of inherent risk and uncertainty. For further details regarding these and other assumptions, risks and uncertainties that may affect National Grid, please read the Strategic Report section (including the ‘Group Principal Risks’ on pages 31 to 37) and the ‘Risk factors’ on pages 227 to 232 of National Grid’s Annual Report and Accounts and Form 20-F for the year ended 31 March 2026 as updated by the principal risks and uncertainties statement on page 46 of this announcement. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

Glossary

Term	Meaning
ADR	American Depositary Receipt
APM	Alternative Performance Measure
ASTI	Accelerated Strategic Transmission Investment
CAGR	Compound Annual Growth Rate
CLCPA	Climate Leadership and Community Protection Act
CPIH	UK Consumer Prices Index including Owner Occupiers’ Housing Costs
DPS	Dividend Per Share
DSO	Distribution System Operator
ED3	Electricity Distribution price control which will run from 1 April 2028 to 31 March 2033
EGL1	Eastern Green Link 1: Torness to Hawthorn Pit (ASTI project); JV with SP Energy Networks
EGL2	Eastern Green Link 2: Peterhead to Drax (ASTI Project); JV with SSEN
EGL3	Eastern Green Link 3: Aberdeenshire to Anderby Creek (ASTI Project); JV with SSEN
EGL4	Eastern Green Link 4: Fife to Anderby Creek (ASTI Project); JV with SP Energy Networks
ESO	Electricity System Operator
FERC	Federal Energy Regulatory Commission
FFO	Funds from Operations
FLISR	Fault Location Isolation and Service Restoration
IFA	Interconnexion France-Angleterre – subsea electric interconnector between Great Britain and France
IPO	Initial Public Offering
KEDNY and KEDLI (KEDNY/LI)	KeySpan Energy Delivery New York (KEDNY) and KeySpan Energy Delivery Long Island (KEDLI)
LNG	Liquefied Natural Gas
LTIFR	Lost Time Injury Frequency Rate (LTIs per 100,000 hours worked)
NESO	National Energy System Operator
NGED/UK ED	National Grid Electricity Distribution
NGET/UK ET	National Grid Electricity Transmission
NGP	National Grid Partners
NGV	National Grid Ventures
NIMO	Niagara Mohawk (National Grid’s electric and gas distribution business in Upstate New York)
NYPSC	New York Public Service Commission (state energy regulator)
RAV	Regulated Asset Value
RCF	Retained Cash Flow
RIIO	“Revenue = Incentives + Innovation + Outputs” a Price control Framework used by the UK regulator OFGEM
RoE	Return on Equity
RPI	Retail Price Index
RPM	Regulatory Performance Measure
SSMD	Sector Specific Methodology Decision
UK CPIH	UK Consumer Prices Index including Owner Occupiers’ Housing Costs
US CPI	US Consumer Prices Index

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Consolidated income statement
for the six months ended 30 September

2026	Notes	Before exceptional items and remeasurements £m	Exceptional items and remeasurements £m	Total £m
Revenue	2(a),3,4	7,996	142	8,138
Impairment losses on financial assets		(73)	—	(73)
Other operating costs	4	(5,773)	67	(5,706)
Operating profit	2(b),4	2,150	209	2,359
Finance income	5	121	—	121
Finance costs	4,5	(843)	4	(839)
Share of post-tax results of joint ventures and associates	2(b)	89	—	89
Profit before tax	2(b),4	1,517	213	1,730
Tax	4,6	(349)	(37)	(386)
Total profit for the period		1,168	176	1,344
Attributable to:
Equity shareholders of the parent		1,167	176	1,343
Non-controlling interests		1	—	1
Earnings per share (pence)
Basic earnings per share	7			26.9
Diluted earnings per share	7			26.8

2025	Notes	Before exceptional items and remeasurements £m	Exceptional items and remeasurements £m	Total £m
Revenue	2(a),3	7,065	—	7,065
Impairment losses on financial assets		(58)	—	(58)
Other operating costs	4	(5,392)	(89)	(5,481)
Operating profit	2(b),4	1,615	(89)	1,526
Finance income	4,5	206	2	208
Finance costs	4,5	(884)	(63)	(947)
Share of post-tax results of joint ventures and associates	2(b),4	39	—	39
Profit before tax	2(b),4	976	(150)	826
Tax	4,6	(223)	15	(208)
Total profit for the period		753	(135)	618
Attributable to:
Equity shareholders of the parent		752	(135)	617
Non-controlling interests		1	—	1
Earnings per share (pence)
Basic earnings per share	7			12.6
Diluted earnings per share	7			12.5

Consolidated statement of comprehensive income
for the six months ended 30 September

		2026	2025
	Notes	£m	£m
Profit after tax		1,344	618
Other comprehensive income
Items that will never be reclassified to profit or loss:
Remeasurement gains on pension assets and post-retirement benefit obligations		115	147
Net (losses)/gains in respect of cash flow hedging of capital expenditure		(74)	42
Tax on items that will never be reclassified to profit or loss		(12)	(54)
Total items that will never be reclassified to profit or loss		29	135
Items that may be reclassified subsequently to profit or loss:
Retranslation of net assets offset by net investment hedge		(37)	(588)
Exchange differences reclassified to the consolidated income statement on disposal		(11)	76
Net gains/(losses) in respect of cash flow hedges		127	(68)
Net gains in respect of cost of hedging		9	35
Net (losses)/gains on investments in debt instruments measured at fair value through other comprehensive income		(5)	13
Tax on items that may be reclassified subsequently to profit or loss		(34)	8
Total items that may be reclassified subsequently to profit or loss		49	(524)
Other comprehensive income/(loss) for the period, net of tax		78	(389)
Total comprehensive income for the period		1,422	229
Attributable to:
Equity shareholders of the parent		1,421	228
Non-controlling interests		1	1

Consolidated statement of changes in equity
for the six months ended 30 September

		Share capital	Share premium account	Retained earnings	Other equity reserves	Total share-holders’ equity	Non-controlling interests	Total equity
	Notes	£m	£m	£m	£m	£m	£m	£m
At 1 April 2026		647	1,285	41,909	(4,542)	39,299	31	39,330
Profit for the period		—	—	1,343	—	1,343	1	1,344
Other comprehensive income/(loss) for the period		—	—	84	(6)	78	—	78
Total comprehensive income/(loss) for the period		—	—	1,427	(6)	1,421	1	1,422
Equity dividends	8	—	—	(990)	—	(990)	—	(990)
Scrip dividend-related share issue		6	(8)	—	—	(2)	—	(2)
Issue of treasury shares		—	—	22	—	22	—	22
Transactions in own shares		—	—	(2)	—	(2)	—	(2)
Other movements in non-controlling interests		—	—	—	—	—	4	4
Share-based payments		—	—	25	—	25	—	25
Cash flow hedges transferred to the statement of financial position, net of tax		—	—	—	6	6	—	6
At 30 September 2026		653	1,277	42,391	(4,542)	39,779	36	39,815
At 1 April 2025		638	1,292	40,106	(4,233)	37,803	23	37,826
Profit for the period		—	—	617	—	617	1	618
Other comprehensive income/(loss) for the period		—	—	102	(491)	(389)	—	(389)
Total comprehensive income/(loss) for the period		—	—	719	(491)	228	1	229
Equity dividends	8	—	—	(894)	—	(894)	—	(894)
Scrip dividend-related share issue		7	(8)	—	—	(1)	—	(1)
Issue of treasury shares		—	—	38	—	38	—	38
Transactions in own shares		—	—	(1)	—	(1)	—	(1)
Other movements in non-controlling interests		—	—	—	—	—	4	4
Share-based payments		—	—	17	—	17	—	17
At 30 September 2025		645	1,284	39,985	(4,724)	37,190	28	37,218

Consolidated statement of financial position

		30 September 2026	31 March 2026
	Notes	£m	£m
Non-current assets
Goodwill		9,406	9,417
Other intangible assets	2(c)	3,973	3,879
Property, plant and equipment	2(c)	86,667	81,520
Other non-current assets		1,424	1,384
Pensions and other post-retirement benefit assets	11	2,617	2,507
Financial and other investments	9	1,898	842
Investments in joint ventures and associates		681	624
Derivative financial assets	9	558	623
Total non-current assets		107,224	100,796
Current assets
Inventories		738	559
Trade and other receivables		2,965	3,867
Current tax assets		10	16
Financial and other investments	9,10	3,015	2,453
Derivative financial assets	9	162	215
Cash and cash equivalents	10	308	375
Total current assets		7,198	7,485
Total assets		114,422	108,281
Current liabilities
Borrowings	10	(5,474)	(3,900)
Derivative financial liabilities	9	(339)	(268)
Trade and other payables		(5,108)	(5,049)
Contract liabilities		(96)	(110)
Current tax liabilities		(48)	(45)
Provisions		(596)	(425)
Total current liabilities		(11,661)	(9,797)
Non-current liabilities
Borrowings	10	(45,748)	(42,855)
Derivative financial liabilities	9	(1,046)	(750)
Other non-current liabilities		(1,147)	(1,114)
Contract liabilities		(2,875)	(2,699)
Deferred tax liabilities		(9,470)	(9,040)
Pensions and other post-retirement benefit obligations	11	(326)	(360)
Provisions		(2,334)	(2,336)
Total non-current liabilities		(62,946)	(59,154)
Total liabilities		(74,607)	(68,951)
Net assets		39,815	39,330
Equity
Share capital		653	647
Share premium account		1,277	1,285
Retained earnings		42,391	41,909
Other equity reserves		(4,542)	(4,542)
Total shareholders’ equity		39,779	39,299
Non-controlling interests		36	31
Total equity		39,815	39,330

Consolidated cash flow statement
for the six months ended 30 September

		2026	2025
	Notes	£m	£m
Cash flows from operating activities
Operating profit	2(b)	2,359	1,526
Adjustments for:
Exceptional items and remeasurements	4	(209)	89
Other fair value movements		(56)	(7)
Depreciation, amortisation and impairment	2(b)	1,229	1,102
Share-based payments		25	17
Changes in working capital		729	922
Changes in provisions		111	(10)
Changes in pensions and other post-retirement benefit obligations		10	26
Cash flows relating to exceptional items		(52)	(27)
Cash generated from operations		4,146	3,638
Tax paid		(4)	(12)
Net cash flow from operating activities		4,142	3,626
Cash flows from investing activities
Purchases of intangible assets		(298)	(260)
Purchases of property, plant and equipment		(5,650)	(4,444)
Disposals of property, plant and equipment		31	10
Investments in joint ventures and associates		(15)	(77)
Dividends received from joint ventures, associates and other investments		57	49
Disposal of interest in Community Offshore Wind		75	—
Disposal of interest in National Grid Renewables1		—	1,481
Disposal of financial and other investments		134	31
Acquisition of financial investments		(979)	(44)
Net movements in short-term financial investments		(551)	2,555
Interest received		59	143
Cash inflows on derivatives		13	20
Net cash flow used in investing activities		(7,124)	(536)
Cash flows from financing activities
Proceeds from issue of treasury shares		22	38
Transactions in own shares		(2)	(1)
Proceeds received from loans		5,623	2,235
Repayments of loans		(1,767)	(1,638)
Payments of lease liabilities		(86)	(76)
Net movements in short-term borrowings		1,074	(2,104)
Cash inflows on derivatives		74	71
Cash outflows on derivatives		(66)	(40)
Interest paid		(1,002)	(996)
Dividends paid to shareholders	8	(990)	(894)
Net cash flow from/(used in) financing activities		2,880	(3,405)
Net decrease in cash and cash equivalents		(102)	(315)
Reclassification to held for sale		—	31
Exchange movements		5	(7)
Net cash and cash equivalents at start of period		375	1,178
Net cash and cash equivalents at end of period2		278	887
1. Balance consists of cash proceeds received, net of cash disposed.
2. Net cash and cash equivalents at the end of period are shown net of the Group’s bank overdraft as at 30 September 2026 of £30 million (2025: £nil).

Notes to the financial statements

1. Basis of preparation and new accounting standards, interpretations and amendments

The half year financial information covers the six month period ended 30 September 2026 and has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as adopted by the United Kingdom (UK); and the Disclosure and Transparency Rules of the Financial Conduct Authority. This condensed set of financial statements comprises the unaudited financial information for the half years ended 30 September 2026 and 2025, together with the audited consolidated statement of financial position as at 31 March 2026. The half year financial information has been prepared applying consistent accounting policies to those applied by the Group for the year ended 31 March 2026 and are expected to be applicable for the year ending 31 March 2027. The notes to the unaudited financial information are prepared on a continuing basis unless otherwise stated.

The financial information for the six months ended 30 September 2026 does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. It should be read in conjunction with the Annual Report and Accounts and Form 20-F for the year ended 31 March 2026, which were prepared in accordance with IFRS® Accounting Standards (IFRSs) as issued by the IASB and as adopted by the UK, and have been filed with the Registrar of Companies. The Deloitte LLP audit report on those Annual Report and Accounts was unqualified, did not contain an emphasis of matter and did not contain a statement under Section 498 of the Companies Act 2006.

The key sources of estimation uncertainty, other areas of estimation uncertainty and areas of judgement for the period ended 30 September 2026 are aligned to those disclosed in the Annual Report and Accounts for year ended 31 March 2026, with an additional key source of estimation uncertainty in respect of the valuation of the Group’s £952 million investment in Joulent LLC. This investment, which is accounted for at fair value through profit and loss, is described in note 9 with valuation sensitivity analysis also set out in that note.

Our consolidated income statement and segmental analysis (see note 2) separately identify financial results before and after exceptional items and remeasurements. The Directors believe that presentation of the results in this way is relevant to an understanding of the Group’s financial performance. Presenting financial results before exceptional items and remeasurements is consistent with the way that financial performance is measured by management and reported to the Board and improves the comparability of reported financial performance from year to year. Items which are classified as exceptional items or remeasurements are defined in the Annual Report and Accounts for the year ended 31 March 2026.

1. Basis of preparation and new accounting standards, interpretations and amendments continued

A.
Going concern

As part of the Directors’ consideration of the appropriateness of adopting the going concern basis of accounting in preparing the half year financial information, the Directors have considered the Group’s principal risks (discussed on page 46) alongside potential downside business cash flow scenarios impacting the Group’s operations. The Directors specifically considered both a base case and a reasonable worst-case scenario for business cash flows.

The main cash flow impacts identified in the reasonable worst-case scenario are:
–  adverse impacts of higher spend on our investment programme;
–  adverse impact from timing across the Group (i.e. a net under-recovery of allowed revenues or reductions in over-collections) and slower collections of outstanding receivables;
–  higher operating and financing costs than expected; including non-delivery of planned efficiencies across the Group; and
–  the potential impact of further significant storm costs in the US.

As part of their analysis, the Board also considered the following potential levers at their discretion to improve the position identified by the analysis if the debt capital markets are not accessible:
–  the payment of dividends to shareholders;
–  significant changes in the phasing of the Group’s capital programme, with elements of non-essential works and programmes delayed; and
–  a number of further reductions in operating expenditure across the Group.

Having considered the reasonable worst-case scenario and the further levers at the Board’s discretion, the Group continues to have headroom against the Group’s committed facilities.

In addition to the above, the ability to raise new and extend existing financing was separately included in the analysis, and the Directors noted over £9.1 billion of new long-term senior debt and facilities had been executed in the period from 1 April 2026 to 30 September 2026 as evidence of the Group’s ability to continue to have access to capital, including via the debt capital markets if needed.

Based on the above, the Directors have concluded the Group is well placed to manage its financing and other business risks satisfactorily, and have a reasonable expectation that the Group will have adequate resources to continue in operation for at least 12 months from the signing date of these consolidated interim financial statements. They therefore consider it appropriate to adopt the going concern basis of accounting in preparing the half year financial information.

B.
New IFRS accounting standards, interpretations and amendments adopted in the period

There are no new standards, interpretations or amendments, issued by the IASB or by the IFRS Interpretations Committee (IFRIC), that are applicable for the period commencing on 1 April 2026 and that have had a material impact on the Group’s results.

C.
New IFRS accounting standards, interpretations and amendments not yet adopted

The following new accounting standards and amendments to existing standards have been issued during the period but are not yet effective or have not yet been endorsed by the UK:
–  IFRS 18 ‘Presentation and Disclosure in Financial Statements’;
–  Amendments to IAS 28 ‘Investments in Associates and Joint Ventures’: Fair Value Option for Investments in Associates and Joint Ventures;
–  IFRS 20 ‘Regulatory Assets and Regulatory Liabilities’.

The potential impact of IFRS 18 ‘Presentation and Disclosure in Financial Statements’, and IFRS 20 ‘Regulatory Assets and Regulatory Liabilities’ are given below. The Group does not expect the amendments to IAS 28 ‘Investments in Associates and Joint Ventures’ to have a material impact on its financial statements.

1. Basis of preparation and new accounting standards, interpretations and amendments continued

C.
New IFRS accounting standards, interpretations and amendments not yet adopted continued

IFRS 18 ‘Presentation and Disclosure in Financial Statements’

IFRS 18 will replace IAS 1 ‘Presentation of Financial Statements’. The standard is effective for accounting periods beginning on or after 1 January 2027 and will be applied by the Group from 1 April 2027, with comparative information restated.

The Group is continuing to assess the impact of IFRS 18 on its consolidated financial statements. Based on the assessment performed to date, the adoption of IFRS 18 is not expected to affect the recognition or measurement of the Group’s assets, liabilities, equity, income or expenses, nor its profit after tax. However, the standard is expected to result in changes to the presentation and disclosure of information within the consolidated financial statements.

IFRS 18 introduces specified categories within the consolidated income statement, namely operating, investing, financing, income tax and discontinued operations, together with new mandatory subtotals, including ‘Profit before financing and income taxes’. The standard also introduces enhanced requirements relating to the aggregation and disaggregation of information and the presentation of a ‘useful structured summary’ of an entity’s financial performance.

Based on the assessment performed to date, the results of associates and joint ventures accounted for using the equity method and investment income will be classified within the investing category. The Group will also provide additional disaggregation of expenses currently included within other operating costs where this is necessary to meet the requirements of IFRS 18. No significant changes to the presentation of the consolidated statement of financial position are expected.

IFRS 18 also introduces disclosure requirements for management-defined performance measures (MPM), requiring qualifying measures to be disclosed and reconciled to the most directly comparable IFRS-defined subtotal within a single note. The Group is continuing to evaluate the impact of these requirements on its existing alternative performance measures and related disclosures. Based on the assessment performed to date, certain measures currently presented as part of the Group’s unaudited Alternative Performance Measures disclosures, including adjusted and underlying profit measures and the regulated financial performance measure used as the numerator in the calculation of Group return on equity, may meet the definition of an MPM and consequently be required to be included within the audited financial statements, together with an explanation of their purpose, calculation methodology and a reconciliation to the relevant IFRS-defined subtotal. In addition, the Group is reviewing whether its current Group Income Statement presentation of ‘Exceptional items and remeasurements’ of financial instruments in a separate column, adheres with the IFRS 18 requirement for any additional subtotals presented to be recognised and measured in accordance with IFRS. In the event that the current presentation is not compliant, the Group Income Statement will revert to a single column, with the additional ‘Exceptional items and remeasurements’ column information provided in a separate note.

As the Group continues to assess the impact of IFRS 18 and refine its implementation approach, additional changes to the presentation and disclosure of information within the consolidated financial statements may be identified prior to adoption.

IFRS 20 ‘Regulatory Assets and Regulatory Liabilities’
In May 2026, the IASB issued IFRS 20 ‘Regulatory Assets and Regulatory Liabilities’, a new accounting standard governing rate-regulated activities which replaces IFRS 14 ‘Regulatory Deferral Accounts’. IFRS 20 supplements IFRS 15 ‘Revenue from Contracts with Customers’, by requiring entities to reflect the total allowed compensation for regulated goods and services in the period which they are supplied. Where there is a difference between when regulated goods or services are supplied and when the related amounts are recovered from or returned to customers through regulated rates, IFRS 20 requires entities to recognise regulatory assets and regulatory liabilities, together with the related regulatory income and regulatory expense.

IFRS 20 is effective for annual reporting periods beginning on or after 1 January 2029, with earlier application permitted (subject to UK endorsement). The Group is currently assessing the impact of IFRS 20 on its financial statements, including the application of IFRS 20 to its regulated activities and the resulting effect on the recognition, measurement, presentation and disclosure of regulatory balances.

2. Segmental analysis

Revenue and the results of the business are analysed by operating segment, based on the information the Board of Directors uses internally for the purposes of evaluating the performance of each operating segment and determining resource allocation between them. The Board is National Grid’s chief operating decision maker (as defined by IFRS 8 ‘Operating Segments’) and as a matter of course, the Board considers multiple profitability measures by segment, being ‘adjusted profit’ and ‘underlying profit’. Adjusted profit excludes exceptional items and remeasurements (as defined in note 4) and is used by management and the Board to monitor financial performance as it is considered that it aids the comparability of our reported financial performance from year to year. Underlying profit, as presented in the Annual Report and Accounts, represents adjusted profit and also excludes the effects of timing, major storm costs and deferred tax expenses in our UK Electricity Transmission and UK Electricity Distribution businesses. The measure of profit disclosed in this note and the primary profitability benchmark considered by the chief operating decision maker is adjusted profit, as this is the measure that is most consistent with the IFRS results reported within these financial statements.

The results of our five principal businesses are reported to the Board and are accordingly treated as reportable operating segments. All other operating segments are reported to the Board on an aggregated basis. The following table describes the main activities for each reportable operating segment:

UK Electricity Transmission
The high-voltage electricity transmission networks in England and Wales. This includes our Accelerated Strategic Transmission Investment projects to connect more clean, low-carbon power to the transmission network in England and Wales.

UK Electricity Distribution	The electricity distribution networks of NGED in the East Midlands, West Midlands and South West of England and South Wales.
New England	Electricity distribution networks, high-voltage electricity transmission networks and gas distribution networks in New England.
New York	Electricity distribution networks, high-voltage electricity transmission networks and gas distribution networks in New York.
National Grid Ventures
Comprises our electricity interconnectors in the UK, our electricity generation business in the US and all commercial operations in LNG at Providence, Rhode Island in the US. While NGV operates outside our regulated core business, the electricity interconnectors in the UK are subject to indirect regulation by Ofgem regarding the level of returns they can earn. During the prior year, the Group sold its interest in NG Renewables and Grain LNG.

The New England and New York segments typically experience seasonal fluctuations in revenue and operating profit due to higher delivery volumes during the second half of the financial year, for example as a result of colder weather over the winter months driving increased heating demand. These seasonal fluctuations have a consequential impact on the working capital balances (primarily trade debtors and accrued income) in the consolidated statement of financial position at 30 September 2026 when compared to 31 March 2026. The majority of UK revenues are derived from the supply of network capacity rather than the supply of commodities and therefore are not subject to the same seasonal fluctuations as in New York and New England.

Other activities that do not form part of any of the segments in the above table primarily relate to our UK property business together with insurance and corporate activities in the UK and US and the Group’s investments in technology and innovation companies through National Grid Partners.

2. Segmental analysis continued

a.
     Revenue

Six months ended 30 September	2026			2025
	Total sales	Sales between segments1	Sales to third parties	Total sales	Sales between segments1	Sales to third parties
	£m	£m	£m	£m	£m	£m
Operating segments:
UK Electricity Transmission	1,823	(57)	1,766	1,443	(37)	1,406
UK Electricity Distribution	922	(3)	919	901	(5)	896
New England	1,630	—	1,630	1,493	—	1,493
New York	3,107	—	3,107	2,667	—	2,667
National Grid Ventures	516	(23)	493	601	(20)	581
Other2	226	(3)	223	25	(3)	22
Total revenue	8,224	(86)	8,138	7,130	(65)	7,065

Geographical areas:
UK			3,167			2,702
US			4,971			4,363
Total revenue			8,138			7,065
1. Sales between operating segments are priced having regard to the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.
2. In the current period, Other segmental revenue includes £142 million of exceptional revenue. Further details are provided in notes 3 and 4.

The principal revenues of the UK Electricity Transmission segment arise from the provision of electricity transmission services and are invoiced to, and collected from, National Energy System Operator (NESO). Amounts are invoiced and settled in equal monthly instalments throughout the financial year. No other single customer contributed 10% or more of the Group’s revenue in either of the periods presented.

b.
    Operating profit/(loss)

	Total operating profit/(loss) before exceptional items and remeasurements		Exceptional items and remeasurements		Total operating profit/(loss) after exceptional items and remeasurements
Six months ended 30 September	2026	2025	2026	2025	2026	2025
	£m	£m	£m	£m	£m	£m
Operating segments:
UK Electricity Transmission	1,147	813	—	(3)	1,147	810
UK Electricity Distribution	477	488	—	—	477	488
New England	92	81	(27)	(20)	65	61
New York	373	73	4	5	377	78
National Grid Ventures	127	187	90	(61)	217	126
Other	(66)	(27)	142	(10)	76	(37)
Total Group	2,150	1,615	209	(89)	2,359	1,526

Geographical areas:
UK	1,713	1,476	146	22	1,859	1,498
US	437	139	63	(111)	500	28
Total Group	2,150	1,615	209	(89)	2,359	1,526

	Total operating profit/(loss) before exceptional items and remeasurements		Exceptional items and remeasurements		Total operating profit/(loss) after exceptional items and remeasurements
Six months ended 30 September	2026	2025	2026	2025	2026	2025
	£m	£m	£m	£m	£m	£m
Reconciliation to profit before tax:
Operating profit	2,150	1,615	209	(89)	2,359	1,526
Share of post-tax results of joint ventures and associates	89	39	—	—	89	39
Finance income	121	206	—	2	121	208
Finance costs	(843)	(884)	4	(63)	(839)	(947)
Total Group	1,517	976	213	(150)	1,730	826

2. Segmental analysis continued

The following items are included in the total operating profit by segment:

Depreciation, amortisation and impairment	30 September 2026	30 September 2025
	£m	£m
Operating segments:
UK Electricity Transmission	(308)	(278)
UK Electricity Distribution	(145)	(133)
New England	(276)	(236)
New York	(423)	(376)
National Grid Ventures	(75)	(76)
Other	(2)	(3)
Total	(1,229)	(1,102)

Asset type:
Property, plant and equipment	(1,022)	(950)
Non-current intangible assets	(207)	(152)
Total	(1,229)	(1,102)

c.
     Capital investment

Capital investment represents additions to property, plant and equipment, prepayments to suppliers to secure production capacity in relation to our capital projects, non-current intangibles and additional equity investments in joint ventures and associates. Capital investments exclude additions for assets or businesses from the point they are classified as held for sale.

	30 September 2026	30 September 2025
	£m	£m
Operating segments:
UK Electricity Transmission	2,888	1,684
UK Electricity Distribution	834	756
New England	1,105	958
New York	1,775	1,585
National Grid Ventures	100	69
Other	5	—
Total	6,707	5,052

Asset type:
Property, plant and equipment	6,047	4,551
Non-current intangible assets	310	323
Equity investments in joint ventures and associates	15	15
Capital expenditure prepayments	335	163
Total	6,707	5,052

d.
    Geographical analysis of non-current assets

Non-current assets by geography comprise goodwill, other intangible assets, property, plant and equipment, investments in joint ventures and associates and other non-current assets.

	30 September 2026	31 March 2026
	£m	£m
Split by geographical area:
UK	50,781	47,551
US	51,370	49,273
Total	102,151	96,824

Reconciliation to total non-current assets:
Pension assets	2,617	2,507
Financial and other investments	1,898	842
Derivative financial assets	558	623
Non-current assets	107,224	100,796

3. Revenue

Under IFRS 15 ‘Revenue from Contracts with Customers’, revenue is recorded as or when the Group satisfies a performance obligation by transferring a promised good or service to a customer. A good or service is transferred when the customer obtains control of that good or service.

The transfer of control of our distribution or transmission services coincides with the use of our network, as electricity and gas pass through our network and reach our customers. The Group principally satisfies its performance obligations over time and the amount of revenue recorded corresponds to the amounts billed and accrued for volumes of gas and electricity delivered/transferred to/from our customers.

Revenue for the six months ended 30 September 2026	UK Electricity Transmission £m	UK Electricity Distribution £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
Transmission	1,706	—	50	221	333	—	2,310
Distribution	—	882	1,553	2,861	—	—	5,296
Other1	16	35	5	9	6	3	74
Total IFRS 15 revenue	1,722	917	1,608	3,091	339	3	7,680
Other revenue
Generation	—	—	—	—	211	—	211
Other2	44	2	22	16	(57)	78	105
Total other revenue	44	2	22	16	154	78	316
Total revenue before exceptional items	1,766	919	1,630	3,107	493	81	7,996
Exceptional items3	—	—	—	—	—	142	142
Total revenue	1,766	919	1,630	3,107	493	223	8,138

Geographic split of revenue for the six months ended 30 September 2026	UK Electricity Transmission £m	UK Electricity Distribution £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
UK	1,722	917	—	—	333	—	2,972
US	—	—	1,608	3,091	6	3	4,708
Total IFRS 15 revenue	1,722	917	1,608	3,091	339	3	7,680
Other revenue
UK	44	2	—	—	(61)	210	195
US	—	—	22	16	215	10	263
Total other revenue	44	2	22	16	154	220	458
Total revenue	1,766	919	1,630	3,107	493	223	8,138
1. The UK Electricity Transmission and UK Electricity Distribution other IFRS 15 revenue principally relates to engineering recharges, which are the recovery of costs incurred for construction work requested by customers, such as the re-routing of existing network assets.
2. Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes net fair value gains and losses in respect of investments in our National Grid Partners business, rental income, income arising in connection with the Transition Services Agreements in place following the sale of the ESO, and an adjustment to
        NGV revenue in respect of the interconnector cap and floor and Use of Revenue regimes constructed by Ofgem.
3. Exceptional items included in revenue relate to a fair value gain recognised on an investment held by NG Partners. Further details are provided in note 4.

3. Revenue continued

Revenue for the six months ended 30 September 2025	UK Electricity Transmission £m	UK Electricity Distribution £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
Transmission	1,293	—	49	163	423	—	1,928
Distribution	—	860	1,421	2,477	—	—	4,758
Other1	13	34	4	8	14	2	75
Total IFRS 15 revenue	1,306	894	1,474	2,648	437	2	6,761
Other revenue
Generation	—	—	(1)	—	178	—	177
Other2	100	2	20	19	(34)	20	127
Total other revenue	100	2	19	19	144	20	304
Total revenue	1,406	896	1,493	2,667	581	22	7,065

Geographic split of revenue for the six months ended 30 September 2025	UK Electricity Transmission £m	UK Electricity Distribution £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
UK	1,306	894	—	—	423	—	2,623
US	—	—	1,474	2,648	14	2	4,138
Total IFRS 15 revenue	1,306	894	1,474	2,648	437	2	6,761
Other revenue
UK	100	2	—	—	(38)	15	79
US	—	—	19	19	182	5	225
Total other revenue	100	2	19	19	144	20	304
Total revenue	1,406	896	1,493	2,667	581	22	7,065
1. The UK Electricity Transmission and UK Electricity Distribution other IFRS 15 revenue principally relates to engineering recharges, which are the recovery of costs incurred for construction work requested by customers, such as the re-routing of existing network assets.
2. Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes property sales by our UK commercial property business, net fair value gains and losses in respect of investments in our National Grid Partners business, rental income, income arising in connection with the Transition Services Agreements in place following the sales of the UK Gas Transmission business and the ESO, and an adjustment to NGV revenue in respect of the interconnector cap and floor and Use of Revenue regimes constructed by Ofgem.

4. Exceptional items and remeasurements

To monitor our financial performance, we use an adjusted profit measure that excludes exceptional items and remeasurements. We exclude certain income and expenses from adjusted profit because, if included, these items could distort understanding of our performance for the period and the comparability between periods.

In determining the facts and circumstances of exceptional items and remeasurements, management considers factors such as ensuring consistent treatment between favourable and unfavourable transactions, the precedent for similar items, the number of periods over which costs will be spread or gains earned, and the commercial context for the particular transaction. Management uses an exceptional items framework that has been discussed and approved by the Audit & Risk Committee, as detailed in note 5 of the Annual Report and Accounts for the year ended 31 March 2026.

Remeasurements comprise unrealised gains or losses recorded in the consolidated income statement arising from changes in the fair value of certain of our financial assets and liabilities accounted for at fair value through profit and loss (FVTPL). Once the fair value movements are realised (for example, when the derivative matures), the previously recognised fair value movements are then reversed through remeasurements and recognised within earnings before exceptional items and remeasurements. These assets and liabilities include commodity contract derivatives and financing derivatives to the extent that hedge accounting is not available or is not fully effective. The unrealised gains or losses reported in profit and loss on certain additional assets and liabilities treated at FVTPL are also classified within remeasurements. These relate to financial assets (which fail the ‘solely payments of principal and interest test’ under IFRS 9), the money market fund investments used by Group Treasury for cash management purposes and the net foreign exchange gains and losses on borrowing activities. These are offset by foreign exchange gains and losses on financing derivatives measured at fair value. In all cases, these fair values increase or decrease because of changes in foreign exchange, commodity or other financial indices over which we have no control.

Six months ended 30 September 2026	Exceptional items £m	Remeasurements £m	Total £m
Included within revenue
Net gain on investment held by NG Partners	142	—	142

Included within operating costs
Impairment reversal of joint venture	75	—	75
Reclassification of foreign currency translation reserve	11	—	11
Net gains on commodity contract derivatives	—	(19)	(19)
Total included within operating profit	228	(19)	209

Included within net finance costs (note 5)
Net gains on derivative financial instruments	—	4	4
	—	4	4

Total included within profit before tax	228	(15)	213
Tax on exceptional items and remeasurements	(42)	5	(37)
Total exceptional items and remeasurements after tax	186	(10)	176

Six months ended 30 September 2025	Exceptional items £m	Remeasurements £m	Total £m
Included within operating profit
Net loss on disposal of NG Renewables	(96)	—	(96)
Major transformation programme	(15)	—	(15)
Transaction, separation and integration costs	(19)	—	(19)
Changes in environmental provisions	25	—	25
Net gains on commodity contract derivatives	—	16	16
	(105)	16	(89)
Included within net finance costs (note 5)
Net losses on derivative financial instruments	—	(63)	(63)
Net gains on financial assets at fair value through profit and loss	—	2	2
	—	(61)	(61)

Total included within profit before tax	(105)	(45)	(150)
Tax on exceptional items and remeasurements	2	13	15
Total exceptional items and remeasurements after tax	(103)	(32)	(135)

4. Exceptional items and remeasurements continued

Net gain on investment held by NG Partners

One of the investments held by National Grid Partners commenced a capital raise during the period. The resulting increase in the valuation of the investee gave rise to a fair value gain of £142 million on the Group’s investment. The Group assessed the gain in accordance with its exceptional items framework and concluded that it met the criteria for classification as an exceptional item.

Impairment reversal of joint venture and reclassification of foreign currency translation reserve

In the year ended 31 March 2025, we agreed with our joint venture partner, RWE Renewables, that our investment in Community Offshore Wind, LLC would pause project development for the time being. As a result of this decision, the Group assessed the recoverable amount of its investment and recognised an impairment charge of £303 million, reducing the carrying value of the investment to £nil.

During the current period, the Group entered into an agreement with RWE Renewables to sell its 27.27% interest in Community Offshore Wind, LLC for £75 million ($100 million). As a result, the Group reassessed the recoverable amount of the investment and recognised a partial reversal of the impairment previously recognised, increasing the carrying value of the investment to £75 million ($100 million), equivalent to the agreed sale consideration.

The sale completed on 4 August 2026, at which point the Group disposed of its 27.27% interest in Community Offshore Wind, LLC for cash consideration of £75 million ($100 million). As the carrying value of the investment immediately prior to disposal equalled the sale proceeds, no gain or loss was recognised on disposal before the recycling of foreign currency translation reserves. On disposal, a net gain of £11 million was recognised in profit for the period on reclassification of cumulative foreign currency translation reserves, comprising a £14 million gain relating to the investment and a £3 million loss relating to net investment hedge instruments.

Net loss on disposal of NG Renewables

During the prior period, the Group recognised a net loss of £96 million (before tax) on the disposal of its interest in National Grid Renewables Development LLC (NG Renewables) to Brookfield Asset Management for cash consideration of £1.5 billion ($2.1 billion). The receipt of cash was recognised within net cash used in investing activities within the consolidated cash flow statement.

Major transformation programme

Following the appointment of a new Chief Executive Officer in November 2025, strategic priorities were updated and as a result the transformation programme launched in 2024 was reshaped. As disclosed in the Annual Report and Accounts for the year ended 31 March 2026, the costs expected to be incurred in aggregate going forward no longer meet the quantitative threshold to be presented as exceptional. Accordingly, in line with our exceptional items policy, these costs, including the £15 million recognised in the six months ended 30 September 2025, were reclassified from exceptional items to other operating costs before exceptional items and remeasurements.

Transaction, separation and integration costs

During the prior period, the Group incurred £19 million of transaction and separation costs in relation to the disposals of NG Renewables and Grain LNG, which completed during the year ended 31 March 2026. The costs incurred primarily related to professional fees and employee costs. The total cash outflow for the prior period was £11 million.

Changes in environmental provisions

In the US, we recognise environmental provisions related to the remediation of the Gowanus Canal, Newtown Creek and the former manufacturing gas plant facilities previously owned or operated by the Group or its predecessor companies. The sites are subject to both state and federal environmental remediation laws in the US. Potential liability for the historical contamination may be imposed on responsible parties jointly and severally, without regard to fault, even if the activities were lawful when they occurred. The provisions and the Group’s share of estimated costs are re-evaluated at each reporting period. In the prior period, following discussions with the Environmental Protection Agency on the scope and design of remediation activities related to the Gowanus site, we re-evaluated our estimates of total costs and recognised a reduction of £25 million. Under the terms of our rate plans, we are entitled to recovery of environmental clean-up costs from rate payers in future reporting periods. Such recoveries through overall allowed revenues are not classified as exceptional in the future periods that they occur due to the extended duration over which such costs are recovered and the immateriality of the recoveries in any given year.

5. Finance income and costs

		2026	2025
Six months ended 30 September	Notes	£m	£m
Finance income before exceptional items and remeasurements
Interest income from financing activities		40	126
Net interest on pensions and other post-retirement benefit obligations		58	50
Other interest income		23	30
		121	206
Finance costs before exceptional items and remeasurements
Interest expense on financial instruments1		(1,030)	(999)
Unwinding of discount on provisions and other liabilities		(62)	(63)
Other interest		(18)	(11)
Less: interest capitalised2		267	189
		(843)	(884)

Net finance costs before exceptional items and remeasurements		(722)	(678)
Total exceptional items and remeasurements3	4	4	(61)
Net finance costs including exceptional items and remeasurements		(718)	(739)
1. Finance costs include principal accretion on inflation-linked debt of £86 million (2025: £115 million) and principal accretion on inflation-linked swaps of £8 million (2025: £nil).
2. Interest on funding attributable to assets in the course of construction in the current period was capitalised at a rate of 4.4% (2025: 4.5%). In the UK, capitalised interest qualifies for a current year tax deduction with tax relief claimed of £41 million (2025: £27 million). In the US, capitalised interest is added to the cost of property, plant and equipment and qualifies for tax depreciation allowances.
3. Includes a net foreign exchange gain on borrowing activities, offset by foreign exchange gains and losses on financing derivatives measured at fair value.

6. Tax

The tax charge for the six month period ended 30 September 2026 is £386 million (2025: £208 million), and before tax on exceptional items and remeasurements, is £349 million (2025: £223 million). It is based on management’s estimate of the weighted average effective tax rate by jurisdiction expected for the full year. The effective tax rate excluding tax on exceptional items and remeasurements is 23.0% (2025: 22.8%), which includes the impact of our share of post-tax results of joint ventures and associates. The half year effective tax rate before exceptional items and remeasurements, including our share of post-tax results of joint ventures and associates, is lower than the Group’s full year effective tax rate, as shown below, primarily as a result of seasonality of earnings in the US Group.

For the full year, we expect the Group’s effective tax rate excluding tax on exceptional items and remeasurements to be around 25% which includes the impact of our share of post-tax results of joint ventures and associates. The effective tax rate for the year ended 31 March 2026 before exceptional items and remeasurements was 24.8% including the impact of our share of post-tax results of joint ventures and associates.

7. Earnings per share (EPS)

EPS, excluding exceptional items and remeasurements are provided to reflect the adjusted profit subtotals used by the Group, as set out in note 1. The earnings per share calculations are based on profit after tax attributable to equity shareholders of the parent company which excludes non-controlling interests.

a.
     Basic EPS

	Earnings	EPS	Earnings	EPS
Six months ended 30 September	2026	2026	2025	2025
	£m	pence	£m	pence
Total profit after tax before exceptional items and remeasurements	1,167	23.4	752	15.3
Total exceptional items and remeasurements after tax	176	3.5	(135)	(2.7)
Total profit after tax attributable to the parent	1,343	26.9	617	12.6

		2026		2025
		millions		millions
Weighted average number of shares – basic		4,995		4,926

b.
    Diluted EPS

	Earnings	EPS	Earnings	EPS
Six months ended 30 September	2026	2026	2025	2025
	£m	pence	£m	pence
Total profit after tax before exceptional items and remeasurements	1,167	23.3	752	15.2
Total exceptional items and remeasurements after tax	176	3.5	(135)	(2.7)
Total profit after tax attributable to the parent	1,343	26.8	617	12.5

		2026		2025
		millions		millions
Weighted average number of shares – diluted		5,020		4,950

8. Dividends

	Pence per share	Cash dividend paid £m	Scrip dividend £m
Ordinary dividends
Final dividend in respect of the year ended 31 March 2026	32.14	990	609
Interim dividend in respect of the year ended 31 March 2026	16.35	729	80
Final dividend in respect of the year ended 31 March 2025	30.88	894	617

The Directors are proposing an interim dividend of 16.97 pence per share to be paid in respect of the year ending 31 March 2027. This would distribute approximately £853 million of shareholders’ equity.

A final dividend for the year ended 31 March 2026 of 32.14 pence per share was paid in July 2026. The cash dividend paid was £990 million with an additional £609 million settled via a scrip issue.

9. Fair value measurement

Assets and liabilities measured at fair value

Included in the statement of financial position are certain financial assets and liabilities which are measured at fair value. The following table categorises these assets and liabilities by the valuation methodology applied in determining their fair value using the fair value hierarchy described on page 203 of the Annual Report and Accounts for the year ended 31 March 2026.

	30 September 2026				31 March 2026
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Investments held at fair value through profit and loss	2,341	—	1,637	3,978	1,914	—	450	2,364
Investments held at fair value through other comprehensive income1	—	374	—	374	—	385	—	385
Financing derivatives	—	551	21	572	—	691	26	717
Commodity contract derivatives	—	134	14	148	—	111	10	121
	2,341	1,059	1,672	5,072	1,914	1,187	486	3,587
Liabilities
Financing derivatives	—	(1,231)	(41)	(1,272)	—	(864)	(86)	(950)
Commodity contract derivatives	—	(90)	(23)	(113)	—	(55)	(13)	(68)
	—	(1,321)	(64)	(1,385)	—	(919)	(99)	(1,018)
Total	2,341	(262)	1,608	3,687	1,914	268	387	2,569
1. Investments held include instruments which meet the criteria of IFRS 9 or IAS 19.

The estimated fair value of total borrowings, excluding lease liabilities, using market values at 30 September 2026 is £45,769 million (31 March 2026: £42,505 million).

Our Level 1 financial investments and liabilities held at fair value are valued using quoted prices from liquid markets and primarily comprise investments in short-term money market funds.

Our Level 2 financial investments held at fair value primarily include bonds with a tenor greater than one year and are valued using quoted prices for similar instruments in active markets, or quoted prices for identical or similar instruments in inactive markets. Alternatively, they are valued using models where all significant inputs are based directly or indirectly on observable market data.

Our Level 2 financing derivatives include cross-currency, interest rate and foreign exchange derivatives. We value these derivatives by discounting all future cash flows by externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties. These derivatives can be priced using liquidly traded interest rate curves and foreign exchange rates, and therefore we classify our vanilla trades as Level 2 under the IFRS 13 framework.

Our Level 2 US commodity contract derivatives include over-the-counter gas and power swaps as well as forward physical gas deals. We value our contracts based on market data obtained from the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), where monthly prices are available. We discount based on externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties and liquidity in the market. Our commodity contracts can be priced using liquidly traded swaps. Therefore, we classify our vanilla trades as Level 2 under the IFRS 13 framework.

Our Level 3 financing derivatives include inflation-linked swaps, where the market is illiquid. In valuing these instruments we use in-house valuation models and obtain external valuations to support each reported fair value.

Our Level 3 UK commodity contract derivatives consist of UK electricity capacity swaps.

Our Level 3 US commodity contract derivatives primarily consist of our forward purchases of electricity and gas that we value using proprietary models. Derivatives are classified as Level 3 where significant inputs into the valuation technique are neither directly nor indirectly observable (including our own data, which are adjusted, if necessary, to reflect the assumptions market participants would use in the circumstances).

9. Fair value measurement continued

Our Level 3 investments include equity instruments accounted for at fair value through profit and loss. These equity holdings are part of our corporate venture capital portfolio held by National Grid Partners and comprise a series of relatively small, early-stage non-controlling minority interest unquoted investments where prices or valuation inputs are unobservable. Out of 42 equity investments, 27 are fair valued based on the latest transaction price (a price within the last 12 months), either being the price we paid for the investments, marked to a latest round of funding and adjusted for our preferential rights or based on an internal model. In addition, we have 15 investments with no transaction in the last 12 months which are fair valued using an internal valuation process. Between 12 and 18 months a blend between Black-Scholes Murton Option Pricing Model Backsolve and other techniques are utilised such as proxy group revenue multiples, discounted cash flow, comparable company analysis and probability weighted expected return approach in order to triangulate a valuation. After 18 months the valuation is based on these alternative methods as the last fundraising price or other observable market price is no longer a reliable basis for valuation.

Our Level 3 investments also include our investment in Sunrun Neptune 2016 LLC, which is accounted for at fair value through profit and loss. The investment is fair valued by discounting expected cash flows using a weighted average cost of capital specific to Sunrun Neptune 2016 LLC.

On 30 June 2026, the Group acquired an investment in Joulent LLC, a US-based technology-driven energy company that develops power solutions for large-load customers. The investment is measured at fair value through profit and loss in accordance with IFRS 9 and is classified within Level 3 of the fair value hierarchy due to the absence of observable market inputs. At 30 September 2026, the investment was recognised at £952 million ($1,263 million), comprising the initial consideration paid on acquisition together with capital contributions funded to date. Given the limited period between acquisition and the reporting date, and the absence of observable transactions or other market evidence subsequent to acquisition, management has concluded that the transaction price together with capital contributions funded represents the best evidence of fair value at 30 September 2026. Accordingly, no fair value gain or loss has been recognised since acquisition. The Group has also committed to provide further capital contributions of up to £366 million ($486 million) to support Joulent LLC’s capital investment programme and development activities as costs are incurred.

In addition, the Group entered into a 364-day funding facility with Joulent LLC during the period. The facility includes both interest and equity participation features and is therefore measured at fair value through profit and loss in accordance with IFRS 9. The facility loan receivable is classified within Level 3 of the fair value hierarchy as valuation requires the use of unobservable inputs. At 30 September 2026, £120 million ($159 million) had been drawn under the facility. Given the proximity of the loan receivable’s inception to the reporting date, we have concluded that its fair value is not materially different from its carrying value.

The impacts on a post-tax basis of reasonably possible changes in significant assumptions used in valuing assets and liabilities classified within Level 3 of the fair value hierarchy are as follows:

	Financing derivatives		Commodity contract derivatives		Other
Six months ended 30 September	2026	2025	2026	2025	2026	2025
	£m	£m	£m	£m	£m	£m
10% increase in commodity prices	—	—	20	3	—	—
10% decrease in commodity prices	—	—	(20)	(2)	—	—
+10% market area price change	—	—	13	1	—	—
-10% market area price change	—	—	(15)	(2)	—	—
+20 basis point increase in Limited Price Index (LPI) market curve	(12)	(32)	—	—	—	—
-20 basis point decrease in LPI market curve	12	30	—	—	—	—
+20 basis point increase between Retail Price Index (RPI) and Consumer Price Index (CPI)	24	29	—	—	—	—
-20 basis point decrease between RPI and CPI	(23)	(27)	—	—	—	—
+100 basis points change in discount rate	—	—	—	—	(6)	(6)
-100 basis points change in discount rate	—	—	—	—	7	7
+10% change in venture capital price	—	—	—	—	107	26
-10% change in venture capital price¹	—	—	—	—	(107)	(26)
1. A decrease in venture capital price may also result in losses recognised on the committed further capital contributions to Joulent LLC.

The impacts disclosed above were considered on a contract by contract basis with the most significant unobservable inputs identified. A reasonably possible change in assumptions for other Level 3 assets and liabilities would not result in a material change in fair values.

9. Fair value measurement continued

The changes in fair value of our level 3 financial assets and liabilities in the six months to 30 September are presented below:

	Financing derivatives		Commodity contract derivatives		Other1		Total
	2026	2025	2026	2025	2026	2025	2026	2025
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 April	(60)	(64)	(3)	(20)	450	407	387	323
Net (losses)/gains through the consolidated income statement for the period2,3	(3)	3	(6)	72	197	(9)	188	66
Purchases	—	—	—	—	1,097	9	1,097	9
Settlements	43	—	—	(12)	(107)	(1)	(64)	(13)
At 30 September	(20)	(61)	(9)	40	1,637	406	1,608	385
1. Other comprises our investments in Joulent LLC, Sunrun Neptune 2016 LLC and the investments made by National Grid Partners, which are accounted for at fair value through profit and loss.
2. Losses of £7 million (2025: gains of £3 million) are attributable to derivative financial instruments held at the end of the reporting period and have been recognised in finance costs in the consolidated income statement.
3. Losses of £6 million (2025: gains of £72 million) are attributable to the commodity contract derivative financial instruments held at the end of the reporting period and have been recognised in other operating costs in the consolidated income statement.

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. The carrying value of current financial assets at amortised cost approximates their fair values, primarily due to short-dated maturities.

10. Net debt

Net debt is comprised as follows:

	30 September 2026	31 March 2026
	£m	£m
Cash and cash equivalents	308	375
Current financial investments	3,015	2,453
Borrowings and bank overdrafts	(51,222)	(46,755)
Financing derivatives1	(700)	(233)
Net debt (net of related derivative financial instruments)	(48,599)	(44,160)
1. Includes £82 million liability (31 March 2026: £19 million liability) in relation to the hedging of capital expenditure. The cash flows related to these derivatives are included within investing activities in the consolidated cash flow statement which gives alignment with the presentation of the hedged item. The financing derivatives balance included in net debt exclude the commodity derivatives.

The following table splits out the total derivative balances on the face of the consolidated statement of financial position by category:

	30 September 2026			31 March 2026
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Financing derivatives	572	(1,272)	(700)	717	(950)	(233)
Commodity contract derivatives	148	(113)	35	121	(68)	53
Total derivative financial instruments	720	(1,385)	(665)	838	(1,018)	(180)

11. Pensions and other post-retirement benefit obligations

	30 September 2026	31 March 2026
	£m	£m
Present value of funded obligations	(14,127)	(15,098)
Fair value of plan assets	17,184	17,780
	3,057	2,682
Present value of unfunded obligations	(229)	(247)
Other post-employment liabilities	(45)	(44)
	2,783	2,391
Restrictions on asset recognised	(492)	(244)
Net defined benefit asset	2,291	2,147
Presented in consolidated statement of financial position:
Assets	2,617	2,507
Liabilities	(326)	(360)
	2,291	2,147

Key actuarial assumptions	30 September 2026	31 March 2026
Discount rate – UK	6.45%	6.00%
Discount rate – US	6.40%	5.60%
Rate of increase in RPI – UK	3.05%	3.17%

The movement in the net pensions and other post-retirement benefit (OPEB) obligations position in the period can be analysed as follows:

	30 September 2026	30 September 2025
	£m	£m
Net defined benefit asset at 1 April	2,147	1,916
Cost recognised in the income statement	(16)	(25)
Employer contributions	45	62
Remeasurements and foreign exchange	353	260
Other movements	—	2
Movements on restrictions on asset recognised	(238)	(140)
Net defined benefit asset at 30 September	2,291	2,075

Changes in restrictions on asset recognised	30 September 2026	30 September 2025
	£m	£m
Opening restrictions on asset recognised at 1 April	(244)	(77)
Interest on restrictions on asset recognised	(9)	(5)
Other change in restrictions on asset recognised	(238)	(140)
Exchange adjustment on restrictions on asset recognised	(1)	1
Closing restrictions on asset recognised at 30 September	(492)	(221)

The pension and OPEB surpluses in both the UK and the US of £1,201 million and £1,416 million respectively (31 March 2026: £1,122 million and £1,385 million) continue to be recognised as assets under IFRIC 14 as explained on page 182 of the Annual Report and Accounts for the year ended 31 March 2026. The pension and OPEB surpluses are presented net of an irrecoverable surplus of £492 million (31 March 2026: £244 million) related to three OPEB plans (31 March 2026: one OPEB plan). The economic benefit from reductions in projected future contributions to the plans is not sufficient to cover the surplus and the plans do not have an unconditional right to a refund of surplus assets in the event of a winding up without incurring significant tax charges.

12. Commitments and contingencies

At 30 September 2026, there were commitments for future energy purchase agreements of £16,785 million (31 March 2026: £16,757 million) and future capital expenditure contracted but not provided for in relation to the acquisition of property, plant and equipment of £7,271 million (31 March 2026: £6,909 million).

The Group also had capital commitments of £475 million (31 March 2026: £526 million) in relation to its joint ventures and associates, primarily relating to the funding of capital investment projects. In addition, in relation to the Group’s investment in Joulent LLC (see note 9), the Group has committed to provide further capital contributions of up to £366 million to support Joulent LLC’s capital investment programme and development activities as costs are incurred.

Legal and regulatory proceedings

Through the ordinary course of our operations, we are party to various litigation, claims and investigations, including Ofgem’s investigation into the North Hyde substation incident. These investigations are ongoing. We continue to monitor this position and engage with ongoing investigations. We do not expect the ultimate resolution of any proceedings, including the Ofgem investigation, to have a material adverse effect on our results of operations, cash flows or financial position.

13. Exchange rates

The consolidated results are affected by the exchange rates used to translate the results of our US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were:

30 September	2026	2025	Year ended 31 March 2026
Closing rate applied at period end	1.33	1.34	1.32
Average rate applied for the period	1.34	1.35	1.34

14. Related party transactions

Related party transactions in the six months ended 30 September 2026 were substantially the same in nature to those disclosed in note 31 of the Annual Report and Accounts for the year ended 31 March 2026. During the period, the Group acquired a 35% interest in Joulent LLC. While the investment is measured at fair value through profit and loss in accordance with IFRS 9 (see note 9), the Group has assessed that it has significant influence over Joulent LLC and therefore considers it to be a related party. During the period, the Group made capital contributions of £268 million ($355 million) to Joulent LLC and entered into a 364-day funding facility with Joulent LLC. At 30 September 2026, £120 million ($159 million) had been drawn under the facility (see note 9). Other than these transactions, there were no related party transactions in the period that materially affected the financial position or performance of the Group.

15. Post balance sheet events

In the period between 1 October 2026 and 4 November 2026, there have been no significant post balance sheet events.

Principal risks and uncertainties

When preparing the half year financial information the risks as reported in the Annual Report and Accounts for the year ended 31 March 2026 (Group Principal Risks on pages 31–37 and inherent risks on pages 226–232) were reviewed to ensure that the disclosures remained appropriate and adequate. Below is a summary of our key risks as at 30 September 2026:

Financial risks

–  There is a risk that we are unable to fund our business efficiently as a result of a lack of access to a wide pool of equity and debt investors, market volatility, unsatisfactory regulatory outcomes or unsatisfactory financial or operational performance of the business, leading to a lack of access to capital, impacting our ability to achieve our strategic objectives, including our proposed capital investment programme.

Strategic risks

–  There is a risk that we do not have the right workforce, now and in the future, to deliver on our strategic ambitions because of: (1) inadequate leadership to create the required performance culture; (2) failure to manage the change impacts on the business in an agile way; (3) failure to attract, develop and retain people with the right skills in critical roles to deliver our investment plan; and (4) ineffective management of the deployment, use and impacts of AI adoption on our workforce, leading to a lack of capability and capacity to deliver our strategic goals (including capital deployment and asset management goals).

–  There is a risk that we fail to influence future energy policies and secure satisfactory regulatory agreements because of lack of insight, unsuccessful negotiations or political influence leading to poor regulatory outcomes, energy policies that negatively impact our operations, reduced financial performance, fines/penalties, increased costs to remain compliant and/or reputational damage.

–  There is a risk that we fail to identify and/or deliver upon the actions necessary to meet our climate change targets, because of poor monitoring and response to external developments associated with mitigating climate change, leading to legal risks or reputational impacts of not meeting our climate change targets and in the longer term not reaching net zero by 2050.

–  There is a risk that we don’t maintain alignment with evolving political, regulatory and societal expectations, because of a rapidly changing political landscape, insufficient stakeholder engagement, ineffective horizon scanning or an insufficient proactive communications programme to consistently land key messages leading to a reduction in our ability to secure the support, approvals and policy environment necessary to deliver our strategic and commercial objectives.

Operational risks

–  There is a risk that we are unable to adequately anticipate and manage disruptive forces on our critical systems, facilities and personnel because of cyber-attacks, physical attacks, malicious internal or external actors, or inadequate recovery capabilities resulting in disruption of business operations, tampering or abuse of assets, safety hazards, or loss of confidentiality, integrity, and/or availability of systems and data.

–  There is a risk of a loss of supply event because of network asset failures or operability issues, upstream supply issues, extreme weather, third party damage or security attacks, resulting in a disruption of energy to our customers.

–  There is a risk of a significant safety or environmental event (where an asset, site or location becomes unsafe), because of network asset failures or operability issues, extreme weather, third party damage or security attacks, resulting in a major public or employee safety impact, or environmental damage.

–  There is a risk that we are unable to deliver on our major capital project programme within the required time-frames, because of misalignment, or lack of clarity with regulatory expectations, unclear financial frameworks to incentivise investment, complex planning requirements, external impacts on supply chain or a failure to demonstrate clear long-term economic benefits to communities leading to increased costs, compromised quality, reputational damage and detrimentally impacting our ability to deliver our clean energy transition strategy.

Statement of Directors’ responsibilities

The half year financial information is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year financial information in accordance with the Disclosure Guidance and Transparency Rules (DTR) of the United Kingdom’s Financial Conduct Authority.

The Directors confirm that to the best of their knowledge:

a.
       the condensed consolidated interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board and as adopted by the United Kingdom;

b.
      the half year management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

c.
       the half year management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties’ transactions and changes therein).

By order of the Board

....................................................	....................................................
Zoë Yujnovich	Andy Agg
4 November 2026	4 November 2026
Chief Executive	Chief Financial Officer

Independent Review Report to National Grid plc

Conclusion
We have been engaged by National Grid plc and its subsidiaries (together the “Group”) to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2026 which comprises the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated statement of financial position, the consolidated cash flow statement and related notes 1 to 15.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2026 is not prepared, in all material respects, in accordance with United Kingdom adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Basis for conclusion
We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Financial Reporting Council for use in the United Kingdom (ISRE (UK) 2410). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with United Kingdom adopted international accounting standards. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with United Kingdom adopted International Accounting Standard 34, ‘Interim Financial Reporting’.

Conclusion relating to going concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that the Directors have inappropriately adopted the going concern basis of accounting or that the Directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This Conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410; however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the Directors
The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

In preparing the half-yearly financial report, the Directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the review of the financial information
In reviewing the half-yearly financial report, we are responsible for expressing to the Group a conclusion on the condensed set of financial statements in the half-yearly financial report. Our Conclusion, including our Conclusion Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report
This report is made solely to the Group in accordance with ISRE (UK) 2410. Our work has been undertaken so that we might state to the Group those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Group, for our review work, for this report, or for the conclusions we have formed.

Deloitte LLP
Statutory Auditor
London, United Kingdom
4 November 2026

Alternative performance measures/non-IFRS reconciliations

Within the Half Year Results Statement, a number of financial measures are presented. Some of these measures have been categorised as alternative performance measures (APMs), as per the European Securities and Markets Authority (ESMA) guidelines and the Securities and Exchange Commission (SEC) conditions for use of non-IFRS Financial Measures.

An APM is a financial measure of historical or future financial performance, financial position, or cash flows, other than a financial measure defined under IFRS. The Group uses a range of these measures to provide a better understanding of its underlying performance. APMs are reconciled to the most directly comparable IFRS financial measure where practicable.

The Group has defined the following financial measures as APMs derived from IFRS within the Half Year Results Statement: net revenue, the various adjusted operating profit, earnings and earnings per share metrics detailed in the ‘adjusted profit measures’ section below. For each of these we present a reconciliation to the most directly comparable IFRS measure. We present ‘constant currency’ comparative period performance and capital investment by applying the current period average exchange rate to the relevant US dollar amounts in the comparative periods presented, to remove the year-on-year impact of foreign exchange translation.

Net revenue and underlying net revenue

‘Net revenue’ is revenue less pass-through costs, such as system balancing costs, and gas and electricity commodity costs in the US. Pass-through costs are fully recoverable from our customers and are recovered through separate charges that are designed to recover those costs with no profit. Any over- or under-recovery of these costs is returned to, or recovered from, our customers. Underlying net revenue further adjusts this to reflect the impact of ‘timing’, i.e. the in-year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding totex-related allowances and adjustments).

	2026
Six months ended 30 September	Gross revenue £m	Exceptional revenue £m	Pass- through costs £m	Net revenue £m	Timing £m	Underlying net revenue £m
UK Electricity Transmission	1,823	—	(180)	1,643	80	1,723
UK Electricity Distribution	922	—	(116)	806	73	879
New England	1,630	—	(623)	1,007	174	1,181
New York	3,107	—	(1,042)	2,065	114	2,179
National Grid Ventures	516	—	—	516	—	516
Other	226	(142)	—	84	—	84
Sales between segments	(86)	—	—	(86)	—	(86)
Total from continuing operations	8,138	(142)	(1,961)	6,035	441	6,476

	2025
Six months ended 30 September	Gross revenue £m	Exceptional revenue £m	Pass- through costs £m	Net revenue £m	Timing £m	Underlying net revenue £m
UK Electricity Transmission	1,443	—	(194)	1,249	33	1,282
UK Electricity Distribution	901	—	(98)	803	63	866
New England	1,493	—	(604)	889	211	1,100
New York	2,667	—	(1,046)	1,621	370	1,991
National Grid Ventures	601	—	—	601	—	601
Other	25	—	—	25	—	25
Sales between segments	(65)	—	—	(65)	—	(65)
Total from continuing operations	7,065	—	(1,942)	5,123	677	5,800

Adjusted profit measures

In considering the financial performance of our business and segments, we use various adjusted profit measures in order to aid comparability of results year-on-year. The various measures are presented on page 15 and reconciled below.

Adjusted results: These exclude the impact of exceptional items and remeasurements that are treated as discrete transactions under IFRS and can accordingly be classified as such. Further details of these items are included in note 4.

Underlying results: Further adapts our adjusted results to take account of volumetric and other revenue timing differences arising due to the in-year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding totex-related allowances and adjustments). As defined on page 73 of the Annual Report and Accounts for the year ended 31 March 2026, major storm costs are costs (net of deductibles and allowances) that are recoverable under our US rate plans but expensed as incurred under IFRS. Where the total incurred costs (after deductibles and allowances) exceed $100 million in any given year we also exclude the net amount from underlying earnings. Underlying results also exclude deferred tax in our UK regulated business (NGET and NGED). Our UK regulated revenue contain an allowance for current tax, but not for deferred tax, so excluding the IFRS deferred tax charge aligns our underlying results APM more closely with our regulatory performance measures. Group underlying EPS is one of the incentive targets set annually and part of the LTPP target for remunerating certain Executive Directors.

Constant currency: ‘Constant Currency Basis’ refers to the reporting of the actual results against the results for the same period last year which, in respect of any US dollar currency-denominated activity, have been translated using the weighted average US dollar exchange rate for the six months ended 30 September 2026, which was $1.34 to £1.00. The weighted average rate for the six months ended 30 September 2025, was $1.35 to £1.00. Assets and liabilities as at 30 September 2026 have been retranslated at the closing rate at 30 September 2026 of $1.33 to £1.00. The closing rate for the balance sheet date 31 March 2026 was $1.32 to £1.00.

Reconciliation of Statutory, Adjusted and Underlying Profits and Earnings – at actual exchange rates

Six months ended 30 September 2026	Statutory	Exceptionals and remeasurements	Adjusted	Timing	Deferred tax on underlying profits in NGET and NGED	Underlying
	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	1,147	—	1,147	80	—	1,227
UK Electricity Distribution	477	—	477	73	—	550
New England	65	27	92	174	—	266
New York	377	(4)	373	114	—	487
National Grid Ventures	217	(90)	127	—	—	127
Other	76	(142)	(66)	—	—	(66)
Total operating profit	2,359	(209)	2,150	441	—	2,591
Net finance costs	(718)	(4)	(722)	—	—	(722)
Share of JVs and associates (post tax)	89	—	89	—	—	89
Profit before tax	1,730	(213)	1,517	441	—	1,958
Tax	(386)	37	(349)	(116)	329	(136)
Profit after tax	1,344	(176)	1,168	325	329	1,822

Six months ended 30 September 2025	Statutory	Exceptionals and remeasurements	Adjusted	Timing	Deferred tax on underlying profits in NGET and NGED	Underlying
	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	810	3	813	33	—	846
UK Electricity Distribution	488	—	488	63	—	551
New England	61	20	81	211	—	292
New York	78	(5)	73	370	—	443
National Grid Ventures	126	61	187	—	—	187
Other	(37)	10	(27)	—	—	(27)
Total operating profit	1,526	89	1,615	677	—	2,292
Net finance costs	(739)	61	(678)	—	—	(678)
Share of JVs and associates (post tax)	39	—	39	—	—	39
Profit before tax	826	150	976	677	—	1,653
Tax	(208)	(15)	(223)	(182)	223	(182)
Profit after tax	618	135	753	495	223	1,471

Reconciliation of Adjusted and Underlying Profits – at constant currency

		At constant currency
Six months ended 30 September 2025	Adjusted at actual exchange rate	Constant currency adjustment	Adjusted	Timing	Underlying
	£m	£m	£m	£m	£m
UK Electricity Transmission	813	—	813	33	846
UK Electricity Distribution	488	—	488	63	551
New England	81	2	83	212	295
New York	73	1	74	373	447
National Grid Ventures	187	—	187	—	187
Other	(27)	—	(27)	—	(27)
Total operating profit	1,615	3	1,618	681	2,299
Net finance costs	(678)	(3)	(681)	—	(681)
Share of JVs and associates (post tax)	39	—	39	—	39
Profit before tax	976	—	976	681	1,657

Earnings per share calculations – at actual exchange rates

The table below reconciles the profit after tax per the previous tables back to the earnings per share for each of the adjusted profit measures. Earnings per share is only presented for those adjusted profit measures that are at actual exchange rates, and not for those at constant currency.

Six months ended 30 September 2026	Profit after tax £m	Non-controlling interest £m	Profit after tax attributable to the parent £m	Weighted average number of shares Millions	Earnings per share pence
Statutory	1,344	(1)	1,343	4,995	26.9
Adjusted	1,168	(1)	1,167	4,995	23.4
Underlying	1,822	(1)	1,821	4,995	36.5

Six months ended 30 September 2025	Profit after tax £m	Non-controlling interest £m	Profit after tax attributable to the parent £m	Weighted average number of shares Millions	Earnings per share pence
Statutory	618	(1)	617	4,926	12.6
Adjusted	753	(1)	752	4,926	15.3
Underlying	1,471	(1)	1,470	4,926	29.8

Timing impacts

Under the Group’s regulatory frameworks, the majority of the revenues that National Grid is allowed to collect each year are governed by a regulatory price control or rate plan. If National Grid collects more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if it collects less than this level of revenue, it may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to ‘over and under-recoveries’. A number of costs in the UK and the US are pass-through costs (including commodity and energy efficiency costs in the US), and are fully recoverable from customers. Timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. In the UK, timing differences include an estimation of the difference between revenues earned under revenue incentive mechanisms and associated revenues collected. UK timing balances and movements exclude adjustments associated with changes to controllable cost (totex) allowances or adjustments under the totex incentive mechanism. Opening balances of over and under-recoveries have been restated where appropriate to correspond with regulatory filings and calculations.

	UK Electricity Transmission £m	UK Electricity Distribution £m	New England1 £m	New York1 £m	Total £m
1 April 2026 opening balance2	(71)	2	(274)	(236)	(579)
Over/(under)-recovery	(80)	(73)	(174)	(114)	(441)
30 September 2026 closing balance to (recover)/return	(151)	(71)	(448)	(350)	(1,020)

	UK Electricity Transmission £m	UK Electricity Distribution £m	New England1 £m	New York1 £m	Total £m
1 April 2025 opening balance2	9	124	(369)	300	64
Over/(under)-recovery	(33)	(63)	(212)	(373)	(681)
30 September 2025 closing balance to (recover)/return	(24)	61	(581)	(73)	(617)
1. New England and New York in-year over/(under)-recovery and all New England and New York balances have been translated using the average exchange rate for the half year ended 30 September 2026.
2. Opening balances are eligible to be restated to reflect the finalisation of calculated over/(under)-recoveries in the UK and the US and also adjusted for the regulatory time value of money impact on opening balances, where appropriate, in the UK.

Capital investment – at constant currency

‘Capital investment’ or ‘investment’ both refer to additions to property, plant and equipment and intangible assets, including capital prepayments plus equity contributions to joint ventures and associates during the period. This measure of capital investment is aligned with how we present our segmental information (see note 2(c) to the financial statements for further details). References to ‘capital investment’ in our regulated networks include the following segments: UK Electricity Transmission, UK Electricity Distribution, New England and New York, but exclude National Grid Ventures and ‘Other’. Capital investment measures are presented at actual exchange rates, but are also shown on a constant currency basis to show the year-on-year comparisons excluding any impact of foreign currency translation movements.

	At actual exchange rates			At constant currency
Six months ended 30 September	2026	2025	% change	2026	2025	% change
	£m	£m		£m	£m
UK Electricity Transmission	2,888	1,684	71	2,888	1,684	71
UK Electricity Distribution	834	756	10	834	756	10
New England	1,105	958	15	1,105	967	14
New York	1,775	1,585	12	1,775	1,599	11
Capital investment (regulated networks)	6,602	4,983	32	6,602	5,006	32
National Grid Ventures	100	69	45	100	70	43
Other	5	—	—	5	—	—
Group capital investment – total	6,707	5,052	33	6,707	5,076	32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Ceri Jamond
Ceri Jamond Co-Deputy Company Secretary, Corporate

Date: 05 November 2026